Exhibit 99.1

MANAGEMENT INFORMATION
CIRCULAR
Fording
CANADIAN COAL TRUST

NOTICE OF ANNUAL GENERAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of unitholders (“Unitholders”) of Fording Canadian Coal Trust (the “Trust”) will be held at The Fairmont Palliser Hotel, 133 — 9th Avenue SW, Calgary, Alberta in the Alberta Ballroom on Wednesday, April 30, 2008 at 11:00 a.m. (Mountain Time) (the “Meeting”) for the following purposes:

1.	to receive the Trust’s Audited Annual Comparative Consolidated Financial Statements for the financial year ended December 31, 2007 and the auditor’s report thereon;

2.	to elect the trustees of the Trust (the “Trustees”);

3.	to approve the election of the directors of the Trust’s indirect wholly-owned subsidiary, Fording (GP) ULC (“Fording ULC”), for the ensuing year;

4.	to appoint PricewaterhouseCoopers LLP as the auditors of the Trust for the ensuing year and authorize the Trustees to fix their remuneration; and

5.	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

Record Date

The record date for the determination of Unitholders entitled to receive notice of and to vote at the Meeting was March 14, 2008. Only Unitholders whose names were entered on the registers of the Trust at the close of business on that date are entitled to receive notice of and to vote at the Meeting. Unitholders who acquire units of the Trust (“Units”) after March 14, 2008 should make arrangements with the selling Unitholder to direct how such Units may be voted at the Meeting.

DATED at Calgary, Alberta, this 14th day of March, 2008.

By Order of the Trustees

/s/  JAMES F. JONES
James F. Jones — Trust Secretary

TABLE OF CONTENTS

GLOSSARY	4
REFERENCES TO CURRENCY	5
THE MEETING	6
Date, Time and Place of the Meeting	6
Record Date	6
Solicitation of Proxies	6
Distribution of Meeting Materials	6
Voting Procedures	6
Registered Unitholders	7
Non-Registered Unitholders	7
Appointment and Revocation of Proxies	8
Voting of Proxies	9
Voting Securities and Holders of More than Ten Percent (10%) of the Units	9
Description of Unit Capital	9
Holders of More than Ten Percent (10%) of the Units	9
Quorum	9
Confidentiality of Voting	10
MATTERS TO BE CONSIDERED AT THE MEETING	10
Financial Statements	10
Election of Trustees	10
Information Regarding Nominees for Election as Trustees	10
Attendance of Trustees	14
Approval of Election of Directors of Fording ULC	15
Information Regarding Nominees for Approval as Directors	15
Attendance of Directors	19
Additional Director and Trustee Information	19
Appointment of Auditors	19
Other Business	20
COMPENSATION OF TRUSTEES AND DIRECTORS	20
Discussion and Analysis	20
Unit Ownership Guidelines	21
Phantom Unit Plan	21
Use of Consultants	22
Sources of Compensation	22
REPORT ON EXECUTIVE COMPENSATION	23
Discussion and Analysis	23
Understanding This Report	23
Elk Valley Coal’s Compensation Objectives	23
Elements of the Compensation Program	24
Use of Consultants	25
Summary Compensation Table	26
Long-Term Incentive Plans Awards Table	27
Pension Plans	27
Basic Plan	27
Composition of the Compensation Committee	29
TOTAL CUMULATIVE RETURN	31
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	32
GOVERNANCE	32
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	32
MANAGEMENT CONTRACTS	33
UNITHOLDER PROPOSALS	33
AUDITORS, TRANSFER AGENT AND REGISTRAR	33
ADDITIONAL INFORMATION	33
APPENDICES
A - Corporate Governance Practices	A-1
B - Fording Canadian Coal Trust - Mandate for the Board of Trustees	B-1

GLOSSARY

The following terms shall have the respective meanings set forth below when used in this Information Circular.

“2003 Arrangement” means the transaction completed on February 28, 2003 that proceeded by way of plan of arrangement under the Canada Business Corporations Act pursuant to which, among other things, the business of Old Fording was reorganized under an income trust (being the Trust) and Elk Valley Coal was formed;

“Annual Review” means the annual review of the Trust which includes Management’s Discussion and Analysis and Audited Financial Statements;

“Board of Directors” means the board of directors of Fording ULC;

“CDS” means CDS Clearing and Depository Services Inc.;

“Declaration of Trust” means the amended and restated declaration of trust of the Trust as amended by supplemental declaration amendments dated August 24, 2005 and March 1, 2007;

“Directors” means the directors of Fording ULC and “Director” means any one of them;

“EDGAR” means the United States Electronic Data Gathering, Analysis and Retrieval System;

“Elk Valley Coal” or the “Partnership” means the Elk Valley Coal Partnership, a general partnership existing under the laws of the Province of Alberta;

“Fording ULC” means Fording (GP) ULC, an unlimited liability company organized under the Companies Act (Nova Scotia) and the general partner of Fording Limited Partnership which holds the Trust’s interest in Elk Valley Coal;

“Independent Director” means a Director who:

(a)     is not an insider of Teck Cominco or its respective affiliates;

(b)     would qualify as “independent” (as defined in Section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of Teck Cominco, if the Director was a director (or served in an analogous capacity) of Teck Cominco; and

(c)     would qualify as “independent” (as defined in Section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of Fording ULC;

“Independent Trustee” means a Trustee who:

(a)     is not an insider of Teck Cominco or its respective affiliates;

(b)     would qualify as “independent” (as defined in Section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of Teck Cominco, if the Trustee was a director (or served in an analogous capacity) of Teck Cominco; and

(c)     would qualify as “independent” (as defined in Section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of the Trust;

“Information Circular” means this management information circular including the Appendices hereto and all information incorporated by reference herein;

“Intermediary” means an entity through which non-registered Unitholders hold Units including a bank, trust company, investment dealer, broker or trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan;

“Meeting” means the annual general meeting of Unitholders to be held on April 30, 2008, including any adjournment(s) or postponement(s) thereof;

“Non-Objecting Unitholder” means a non-registered Unitholder who has given permission to his, her or its Intermediary to disclose his, her or its name, address and Unit ownership information to the Trust;

“NYSE” means the New York Stock Exchange;

“Objecting Unitholder” means a non-registered Unitholder who has objected to the release by his, her or its Intermediary of his, her or its name, address and Unit ownership information to the Trust;

“Old Fording” means the predecessor corporation of the Trust prior to the formation of the Trust in February 2003;

“Phantom Unit” means a notional unit equivalent in value to a Unit, credited by means of a bookkeeping entry to a participant in the joint phantom unit plan of the Trust and Fording ULC;

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

“Teck Cominco” means Teck Cominco Limited, a corporation existing under the laws of Canada, and its subsidiaries;

“Transfer Agent” means Computershare Trust Company of Canada in its capacity as transfer agent of the Units;

“Trust” means the Fording Canadian Coal Trust, a trust established under the laws of the Province of Alberta and governed by the Declaration of Trust;

“Trustees” means the trustees of Fording Canadian Coal Trust and “Trustee” means any one of them;

“TSX” means the Toronto Stock Exchange;

“Unit” means a trust unit of the Trust;

“Unitholder” means a holder of Units; and

“Unitholder Rights Plan” means the Unitholder rights plan dated as of February 28, 2003, as amended and restated May 2, 2006, between the Trust and Computershare Trust Company of Canada, as rights agent.

REFERENCES TO CURRENCY

Unless otherwise noted, all references in this Information Circular to monetary amounts are expressed in Canadian dollars and “$” means Canadian dollars.

FORDING CANADIAN COAL TRUST
Suite 1000 Fording Place
205 — 9th Avenue SE
Calgary, Alberta
T2G 0R3

Management Information Circular for the
Annual General Meeting of Unitholders to be held on Wednesday, April 30, 2008

THE MEETING

Date, Time and Place of the Meeting

The Meeting will be held on Wednesday, April 30, 2008 at 11:00 a.m. (Mountain Time) at The Fairmont Palliser Hotel, 133 9th Avenue SW, Calgary, Alberta in the Alberta Ballroom for the purposes set forth in the Notice of Meeting.

Record Date

The record date for the determination of Unitholders entitled to receive notice of and to vote at the Meeting was March 14, 2008. Only Unitholders whose names were entered on the registers of the Trust at the close of business on that date are entitled to receive notice of and to vote at the Meeting. Unitholders who acquire Units after March 14, 2008 should make arrangements with the selling Unitholder to direct how such Units may be voted at the Meeting.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Trust for use at the Meeting. The solicitation of proxies for the Meeting will be made primarily by mail and may be supplemented by telephone or other personal contact by the Trustees, officers or agents of the Trust retained to assist in the solicitation of proxies. The Trustees and officers of the Trust will not receive any extra compensation for such activities. The Trust may pay investment dealers or other persons holding Units in their own names, or in the names of nominees, for their reasonable expenses for sending this Information Circular and the form of proxy or voting instruction form to beneficial owners of Units and obtaining voting instructions and/or proxies therefrom. The cost of the solicitation will be borne by the Trust.

Distribution of Meeting Materials

The Trust has distributed copies of this Information Circular and related meeting materials directly to registered Unitholders and Non-Objecting Unitholders resident in Canada and to Intermediaries for distribution to Objecting Unitholders resident in Canada and all non-registered Unitholders resident outside of Canada. Applicable securities laws require Intermediaries to seek voting instructions from non-registered Unitholders in advance of the Meeting. Units held through Intermediaries can only be voted in accordance with the instructions received from the non-registered Unitholders. In the absence of having obtained specific voting instructions, Intermediaries are prohibited from voting Units held by non-registered Unitholders.

Voting Procedures

The procedures by which Unitholders may exercise their right to vote with respect to matters at the Meeting will vary depending on whether Unitholders are registered Unitholders, being those persons or entities who hold Units in their own names and who are entered on the register of Unitholders of the Trust, or non-registered Unitholders, being those persons or entities who hold Units beneficially through an Intermediary. Non-registered Unitholders resident in Canada are advised that the voting procedures applicable to them will vary depending on whether they are a Non-Objecting Unitholder or an Objecting Unitholder.

If you are a non-registered Unitholder resident in Canada and the Trust or the Transfer Agent has sent these materials directly to you, you are a Non-Objecting Unitholder and your name, address and information about your

Unit holdings have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Trust (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

All Unitholders are advised to carefully read the voting instructions below that are applicable to them.

Registered Unitholders

In order to vote with respect to matters being considered at the Meeting, registered Unitholders must either:

(a)	attend the Meeting in person;

(b)	sign, date and return the enclosed form of proxy, or such other proper form of proxy prepared for use at the Meeting which is acceptable to the Transfer Agent; or

(c)	otherwise communicate their voting instructions in accordance with the instructions set out in the form of proxy or through the use of another acceptable and proper form of proxy.

Any proxy to be used at the Meeting must be received by the Transfer Agent at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) prior to the deadline of 3:00 p.m. (Mountain Time) on Friday, April 25, 2008, or otherwise at least forty eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for any adjournment or postponement of the original Meeting. Registered Unitholders may provide their voting instructions by any of the following means:

•	by mail to the address set forth above (a pre-paid, pre-addressed return envelope is enclosed);

•	by hand or by courier to the address set forth above;

•	by telephone at (866) 732-VOTE (8683) (Canada and the United States only); or

•	by internet at www.investorvote.com.

Registered Unitholders who are not individuals should provide their voting instructions by mail, hand delivery or courier and not by telephone or internet.

Non-Registered Unitholders

A substantial number of beneficial Unitholders do not hold Units in their own names. Units may be beneficially owned by a person but registered either:

(a)	in the name of an Intermediary; or

(b)	in the name of a clearing agency (such as CDS) of which the Intermediary is a participant.

If Units are shown in an account statement provided to the Unitholder by an Intermediary, in almost all cases those Units will not be registered under the name of the Unitholder in the records of the Trust. Please note that only proxies received from registered Unitholders can be recognized and acted upon at the Meeting.

Objecting Unitholders and Non-Registered Unitholders Resident Outside of Canada

Objecting Unitholders resident in Canada and all non-registered Unitholders resident outside of Canada should carefully review the instructions provided to them by their Intermediary regarding how to provide voting instructions or obtain a proxy with respect to their Units. Such Unitholders may also wish to contact their Intermediaries directly in order to obtain instructions regarding how to exercise their right to vote Units that they beneficially own.

Non-Objecting Unitholders

Non-Objecting Unitholders resident in Canada should carefully review the instructions provided to them by the Transfer Agent regarding how to provide voting instructions or obtain a proxy with respect to their Units. Such

Unitholders may also wish to contact the Transfer Agent directly in order to obtain instructions regarding how to exercise their right to vote Units that they beneficially own or to obtain a proxy in respect thereof.

Voting Instruction Form

Your Intermediary or the Transfer Agent will send or arrange to have sent to you a voting instruction form with this Information Circular, instead of a form of proxy. The voting instruction form that you will receive is similar to the form of proxy provided to registered Unitholders. However, its purpose is limited to instructing the Intermediary or clearing agency how to vote on your behalf.

Attendance at Meeting in Person

Please note that Objecting Unitholders resident in Canada and non-registered Unitholders resident outside of Canada seeking to attend the Meeting will not be recognized at the Meeting for the purpose of voting Units registered in the name of an Intermediary or a clearing agency, unless the non-registered Unitholder appoints himself or herself as a proxyholder. In order to do this, the individual should follow the instructions on the voting instruction form regarding the manner in which voting instructions are to be provided and, in doing so, specify that individual’s own name as the person whom he or she is appointing as proxy for the purposes of voting his or her Units. Such Unitholders are reminded that any voting instructions should be communicated to their Intermediary in accordance with the procedures set out on the voting instruction form well in advance of the deadline for the receipt of proxies of 3:00 p.m. (Mountain Time) on Friday, April 25, 2008.

If you are a Non-Objecting Unitholder resident in Canada, you are able to attend the Meeting and vote your Units in person. However, if you cannot attend the Meeting in person, you are asked to complete and return the voting instruction form to the Transfer Agent by mail in the return envelope provided prior to the deadline for the receipt of proxies of 3:00 p.m. (Mountain Time) on Friday, April 25, 2008. Alternatively, you can call (866) 734-VOTE (8683) to provide voting instructions over the telephone or log on to www.investorvote.com to vote via the internet. In any case, if you do not wish to attend the Meeting and vote your Units in person, your voting instructions must be received by the Transfer Agent prior to 3:00 p.m. (Mountain Time) on Monday, April 28, 2008.

Appointment and Revocation of Proxies

The persons named in the form of proxy that accompanies this Information Circular are Trustees of the Trust. A Unitholder has the right to appoint a person or company (who need not be a Unitholder), other than the persons whose names appear in the accompanying form of proxy, to attend and act for and on behalf of such Unitholder at the Meeting. Registered Unitholders may exercise this right by:

(a)	inserting the name of the person or company to be appointed in the blank space provided in the form of proxy; or

(b)	completing another proper form of proxy acceptable to the Transfer Agent,

and, in either case, delivering the completed and executed form of proxy or other proper form of proxy, as applicable, by mail, hand delivery or courier to the Transfer Agent at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). Registered Unitholders who are individuals may also exercise this right by logging on to www.investorvote.com and following the instructions provided on such website. Similar procedures should be followed by a non-registered Unitholder with respect to the completion of voting instruction forms provided by your Intermediary or the Transfer Agent, as applicable, although you should read the instructions on your voting instruction form and, if necessary, confirm the instructions with your Intermediary or the Transfer Agent, as applicable.

A registered Unitholder who has given a proxy may revoke the proxy at any time prior to its use by any manner permitted by law, including by depositing an instrument in writing, including another completed form of proxy, executed by the Unitholder or by his or her attorney who is authorized by a document that is signed in writing or by electronic signature or, if the Unitholder is a corporation or other form of organization, by a director, officer or attorney thereof properly authorized. A written instrument or other revocation permitted by law must be deposited with the Transfer Agent at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) by personal delivery, courier or mail at any time prior to 3:00 p.m. (Mountain Time) on Friday, April 25, 2008, or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any adjournment or postponement of the original Meeting. A written instrument or other revocation permitted by law may also be deposited with the Chair of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof. The execution by a registered Unitholder of a proxy will not affect a Unitholder’s right to attend the Meeting and vote in person provided that such proxy is revoked prior to the commencement of the Meeting in the manner described above.

Objecting Unitholders resident in Canada and all non-registered Unitholders resident outside of Canada should contact the Intermediary through which they hold their Units in order to obtain instructions regarding the procedures for the revocation of any voting instructions that they previously provided to their Intermediary.

Non-Objecting Unitholders resident in Canada should contact the Transfer Agent in order to obtain instructions regarding the procedures for the revocation of any voting instructions that they previously provided to the Transfer Agent.

Voting of Proxies

The Units represented by a properly executed proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting in accordance with the instructions of the Unitholder thereon and, if the Unitholder specifies a choice with respect to any matter to be acted upon, the Units shall be voted accordingly. In the absence of instructions, such Units will be voted FOR each of the matters referred to therein.

The form of proxy accompanying this Information Circular confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting. At the date hereof, management of the Trust knows of no such amendments, variations or other matters to be brought before the Meeting. However, if any other matters, which are not now known to management of the Trust, should properly be brought before the Meeting, the Units represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy in such proxy.

Voting Securities and Holders of More than Ten Percent (10%) of the Units

Description of Unit Capital

The Trust is authorized to issue an unlimited number of Units. As at March 3, 2008, one hundred forty eight million six hundred eighty two thousand fifty (148,682,050) Units were issued and outstanding. Each Unit entitles the holder thereof to one (1) vote per Unit.

Holders of More than Ten Percent (10%) of the Units

As of March 3, 2008, to the knowledge of the Trustees and officers of the Trust, the only persons or entities which beneficially own, directly or indirectly, or exercise control or direction over, securities of the Trust carrying more than ten percent (10%) of the voting rights attached to any class of outstanding voting securities of the Trust are as follows:

		Percentage of
Name and Municipality of Residence	Number of Units	Outstanding Units

Teck Cominco Limited	29,507,142	19.8%
Vancouver, British Columbia

In addition, the Trustees and officers of the Trust understand that in excess of ten percent (10%) of the Units are registered in the name of CDS, as nominee, and are owned by various Intermediaries and other parties on behalf of their clients and others. The names of the beneficial owners holding their Units through CDS are not all known to the Trust.

Quorum

The quorum for the transaction of business at the Meeting will be two (2) individuals present at the opening of the Meeting being Unitholders or persons representing Unitholders by proxy who hold in the aggregate not less than ten percent (10%) of the votes attached to all outstanding Units. If no quorum is present within thirty (30) minutes after the time fixed for the Meeting, the Meeting shall be adjourned to a day which is not less than ten (10) days after the date of the Meeting and to such place and time as may be appointed by the Chair of the Meeting.

Confidentiality of Voting

Proxies are counted and tabulated by the Transfer Agent in such a manner as to preserve the confidentiality of the voting instructions of registered Unitholders. However, such Unitholders should be aware that such confidentiality may not be maintained in certain circumstances, including the following:

(a)	where the Unitholder makes a written comment on the form of proxy or otherwise clearly indicates that the Unitholder wishes to communicate his, her or its position to management;

(b)	where it is necessary to meet the requirements of applicable law or a regulatory authority; or

(c)	in the event of a proxy contest.

MATTERS TO BE CONSIDERED AT THE MEETING

Financial Statements

The audited annual financial statements of the Trust for the financial year ended December 31, 2007, and the auditor’s report thereon, will be presented at the Meeting.

Election of Trustees

Each of the seven (7) persons listed below has been nominated for election as a Trustee to hold office until the earlier of the conclusion of the next annual meeting of Unitholders following their election or until a successor has been elected or appointed. The Declaration of Trust provides for a minimum of seven (7) and a maximum of nine (9) Trustees. There are currently seven (7) Trustees. The Trustees have determined that they will meet as a whole rather than constitute a separate executive committee.

A governance agreement entered into by the Trust and Teck Cominco at the time of the formation of the Trust in 2003 and subsequently amended in 2005 provides Teck Cominco with the right to nominate one individual for election as a Trustee at each meeting of Unitholders at which Trustees are elected, provided that Teck Cominco owns at least four and one-half percent (4.5%) of the total number of Units then outstanding. A copy of the governance agreement is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Trust’s website at www.fording.ca. The nominee of Teck Cominco is Warren Seyffert, Q.C.

Unless authority to do so is withheld, proxies given pursuant to this solicitation will be voted FOR the election of each of the nominees listed below as a Trustee. If any of the nominees should for any reason be unable to serve as a Trustee, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Information Regarding Nominees for Election as Trustees

Information regarding each of the nominees for Trustee, including the number of Units beneficially owned, directly or indirectly, or over which control is exercised by such persons and the number of Phantom Units credited to such persons, is as follows:

Michael A. Grandin(1)

Calgary, Alberta, Canada
Age 63

Trustee since 2003
Director since 2003
Non-independent

Investment in the Trust:

December 31, 2006
39,000 Units
12,951 Phantom Units

December 31, 2007
39,000 Units
14,274 Phantom Units

Board Experience:
13 years

Areas of Expertise

Investment Banking/ Finance/Engineering/CEO and CFO Experience

     Michael Grandin is Chair and Chief Executive Officer of each of the Trust and Fording ULC. He has held these positions since the formation of the Trust in February of 2003 and the incorporation of Fording ULC in 2005. Mr. Grandin was a director of Old Fording from 2001 to 2003. From February 2004 to January 2006, Mr. Grandin served as Dean of the Haskayne School of Business at the University of Calgary. Mr. Grandin was President of PanCanadian Energy Corporation from October 2001 to April 2002. From 1998 to 2001, Mr. Grandin was Executive Vice President and Chief Financial Officer of Canadian Pacific Limited. He was Vice Chairman and Director of Midland Walwyn Capital Inc. from 1996 to 1998. He is also a director of EnCana Corporation, BNS Split Corp. II, and the Investment Dealers Association of Canada.

     Mr. Grandin received his MBA from the Harvard Business School and holds a B.Sc. (Civil Engineering) from the University of Alberta.

     Mr. Grandin is not an Independent Trustee or “independent” under applicable securities laws and stock exchange rules because he serves as Chief Executive Officer of the Trust and Fording ULC.

Richard T. Mahler

Vancouver, B.C., Canada
Age 64

Trustee since 2007
Director since 2003 Independent

Investment in the Trust:

December 31, 2006
6,000 Units
13,531 Phantom Units

December 31, 2007
6,000 Units
17,855 Phantom Units

Board Experience:
31 years

Areas of Expertise

Finance/Information System/Mergers and Acquisitions/ CFO Experience

     Mr. Mahler was Executive Vice President and Chief Financial Officer of Finning International Inc., the world’s largest Caterpillar dealer, from 1990 until his retirement in 2003. From 1981 to 1990 Mr. Mahler served as Vice President Finance of Amdahl Canada, a provider of enterprise-scale computing, networking storage systems and services. Prior to that, he held various senior financial management positions with Ford Motor Company of Canada from 1968 to 1980. Mr. Mahler is Chair of Partnerships British Columbia (a provincial Crown corporation formed to deliver public services through public/private partnerships) and Chair of Sterling Shoes Income Fund. He is also Chair of the VGH/UBC Hospital Foundation and a trustee of Swiss Water Income Fund. He was awarded the 2002 Queen’s Golden Jubilee Medal for Distinguished Service by the Governor General of Canada and the 2002 Chancellor’s Award for distinguished Service by Simon Fraser University.

     Mr. Mahler holds an MBA from McMaster University and a B.Sc. from the University of Waterloo.

     Mr. Mahler is an Independent Trustee and is “independent” under applicable securities laws and stock exchange rules. He is also a Fording ULC Independent Director. He is Chair of Fording ULC’s Governance Committee and a member of its Audit Committee. The Trustees and the Board of Directors have determined that Mr. Mahler is financially literate.(2)

Michael S. Parrett, C.A.

Aurora, Ontario, Canada
Age 56

Trustee since 2003
Director since 2003
Independent

Investment in the Trust

December 31, 2006
6,000 Units
13,531 Phantom Units

December 31, 2007
6,000 Units
17,855 Phantom Units

Board Experience:
16 years

Areas of Expertise
 Audit/Finance/ Economics/CEO and
CFO Experience

     Mr. Parrett is an independent consultant with over 25 years of experience in the mining industry. Mr. Parrett was the President of Rio Algom Limited from 2000 to 2001. From 1991 to 2000, Mr. Parrett was Vice President and Chief Financial Officer of Rio Algom Limited. From 1999 to 2000, he was also Vice President, Strategic Development & Joint Ventures of Rio Algom Limited. Prior to 1990, Mr. Parrett held various positions with Falconbridge Limited, serving as Vice President, Controller and Chief Financial Officer. He is a director of Pengrowth Corporation and the Non- Executive Chairman of Gabriel Resources Ltd.

     Mr. Parrett has a B.A. (Economics) from York University and is a Chartered Accountant.

     Mr. Parrett is an Independent Trustee and is “independent” under applicable securities laws and stock exchange rules. He is also a Fording ULC Independent Director. He is Chair of the Trust’s Audit Committee and Fording ULC’s Audit Committee. The Trustees and the Board of Directors of Fording ULC have determined that Mr. Parrett is financially literate. (2)

Donald A. Pether

Dundas, Ontario, Canada
Age 59

Trustee since 2007 Independent

Investment in the Trust:

December 31, 2006
380 Phantom Units

December 31, 2007
2,944 Phantom Units

Board Experience:
8 years

Areas of Expertise
CEO experience/steel production industry

     Mr. Pether stepped down as Chair of the Board of Dofasco Inc. on April 13, 2007 a position he held since July 2006 when he retired as President and Chief Executive Officer. Prior to his appointment as President and Chief Executive Officer in 2003, Mr. Pether held progressively senior positions since joining the company in 1970.

     Mr. Pether is Past Chairman of the Board of Directors of Quebec Cartier Mining, Dofasco Tubular Products Inc., and Powerlasers Limited. He was also a member of the Management Committee of Gallatin Steel. Mr. Pether has participated in numerous industry-related associations, including: the Board of Directors of the Canadian Steel Producer’s Association, the American Iron and Steel Institute and the International Iron and Steel Institute. He is also a former member of the Canadian Council of Chief Executives.

     Mr. Pether is currently Chair of the Board of the Hamilton Health Sciences Foundation, is Vice-Chair of the Board of Governors for McMaster University, and is Chair of the Board of the McMaster Innovation Park. He sits on the Council of Governors for the Art Gallery of Hamilton and the Advisory Board for CH Television. Mr. Pether is also a Board member of Samuel Manu-Tech Inc.

     He holds a BSc. in Metallurgical Engineering from the University of Alberta and an Honourary Doctorate of Laws from McMaster University.

     Mr. Pether is an Independent Trustee and is “independent” under applicable securities laws and stock exchange rules. He is a member of the Trust’s Audit and Governance Committees. The Trustees have determined that Mr. Pether is financially literate.(2)

Warren S. R. Seyffert, Q.C.

Toronto, Ontario, Canada
Age 67

Trustee since 2007
Non-Independent

Investment in the Trust:

December 31, 2007
2,944 Phantom Units

Board Experience:
22 yrs

Areas of Expertise

Corporate Law, Governance

     Mr. Seyffert was a partner of Lang Michener LLP from 1969 to 2001 and served as Chair of the partnership, Chair of the executive committee and national managing partner. He was counsel to Lang Michener LLP from 2002 to 2007. Mr. Seyffert joined the Board of Teck Corporation in 1989 and was a member of the Board of Directors of Cominco Limited from 2000 to the date of the merger that created Teck Cominco Limited in 2001.

     Mr. Seyffert is a Director of various public and private corporations including Teck Cominco Limited, Allstate Insurance Company of Canada, Pembridge Insurance Company, The Kensington Health Centre, and St Andrew Goldfields Ltd. and is an Honourary Trustee of the Royal Ontario Museum.

     Mr. Seyffert received his LL.B. from the University of Toronto Law School and his LL.M. from York University, Osgoode Hall. He taught “Law of Corporate Management” for over 12 years at Osgoode Hall.

     Mr. Seyffert is not an Independent Trustee or “independent” under applicable securities laws and stock exchange rules because he serves as a director of Teck Cominco which is the managing partner of Elk Valley Coal, Fording ULC’s principal investment.

Peter Valentine, F.C.A.

Calgary, Alberta, Canada
Age 71

Trustee since 2003
Independent

Investment in the Trust:

December 31, 2006
13,531 Phantom Units

December 31, 2007
16,608 Phantom Units

Board Experience:
21 yrs

Areas of Expertise
Audit/Finance/
Governmental Relations

     Mr. Valentine is President of Consult P2 Inc. He was Senior Advisor to the President and CEO of the Calgary Health Region and Senior Advisor to the Dean of Medicine, University of Calgary for five years ending in January 2007. Mr. Valentine served as the interim chair of the Alberta Securities Commission from May to July 2005 and was the Auditor General of Alberta for seven years. From 1958 to 1995, Mr. Valentine enjoyed a career with KPMG, serving as Partner-in-Charge of Professional Practice of the Calgary office, Chairman of the KPMG International Energy Practice Group and Senior Audit Partner responsible for a variety of medium to large-scale organizations, with expertise in the petroleum industry and the Canadian securities practice. He is a director of Livingston International Income Fund, Primewest Energy Trust, Superior Plus Income Fund and Resmore Trust Company. He is the past Chair of the Board of Governors of CCAF-FCVI Inc. and has previously served as Chair of the Financial Advisory Committee of the Alberta Securities Commission and as a member of the Accounting Standards Board and the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.

     Mr. Valentine has a B.Comm. from the University of British Columbia and attended the International Advanced Executive Program in Burgenstock, Switzerland through Northwestern University, J.J. Kellogg Graduate School of Management.

     Mr. Valentine is an Independent Trustee and is “independent” under applicable securities laws and stock exchange rules. He is a member of the Trust’s Audit and Governance Committees. The Trustees have determined that Mr. Valentine is financially literate.(2)

John B. Zaozirny, Q.C.

Calgary, Alberta, Canada
Age 60

Trustee since 2003
Independent

Investment in the Trust:

December 31, 2006
12,500 Units
11,925 Phantom Units

December 31, 2007
12,500 Units
14,612 Phantom Units

Board Experience:
19 years

Areas of Expertise
Corporate Law/
Governmental Relations

     Mr. Zaozirny was a director of Old Fording, the predecessor to the Trust, from 1986 to 2003. He has been counsel to McCarthy Tétrault LLP, Barristers and Solicitors since 1987. He has served as Vice Chairman of Canaccord Capital Corporation since 1996 and is also a director of Canadian Oil Sands Investments Inc., Computer Modelling Group, Candax Energy Inc., Pengrowth Corporation, Provident Energy Ltd., Bankers Petroleum Inc., Bayou Bend Petroleum Ltd., Coastal Energy Corp. and TerraVest Income Fund. He is a Governor of the Business Council of British Columbia and a member of the Law Societies of Alberta and British Columbia. Mr. Zaozirny was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986.

     Mr. Zaozirny received his LL.M. from the London School of Economics. He also holds an LL.B. from the University of British Columbia and a B.Comm from the University of Calgary.

     Mr. Zaozirny is an Independent Trustee and is “independent” under applicable securities laws and stock exchange rules. He is the Chair of the Trust’s Governance Committee.

Notes:

(1)	Mr. Grandin was a director of Pegasus Gold Inc. in 1998 when that company filed voluntarily to reorganize under Chapter 11 of the United States Bankruptcy Code. A liquidation plan for that company received court confirmation later that year.

(2)	The Trustees and Board of Directors determine whether an individual is “financially literate” in their business judgment and with reference to Multilateral Instrument 52-110 — Audit Committees, which states that an individual is financially literate if he or she has the ability to read and understand a set of financial statements that presents a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements.

Attendance of Trustees

The following table shows the attendance of each of the current Trustees at Trustee meetings and committee meetings held during 2007. During the year, there were nine (9) Trustee meetings, nine (9) Audit Committee meetings, five (5) Governance Committee meetings, thirteen (13) Independent Committee meetings and one (1) strategy meeting. The overall attendance was approximately ninety eight percent (98%) at Trustee meetings and ninety eight percent (98%) at committee meetings for the year.

Summary of Attendance of Trustees

	Trustee Meeting
	Annual Trustee		Non-Regularly
	Meetings		Scheduled		Committee
	Schedule		Meetings	Overall	Meetings
Trustee	(Attendance)		(Attendance)(1)	Attendance	Attended(6)

M.A. Grandin	5 of 5	100%	4 of 4	100%	28 of 28	(2)
R.T. Mahler	5 of 5	100%	4 of 4	100%	27 of 28
M.S. Parrett(3)	5 of 5	100%	4 of 4	100%	25 of 26
D.A. Pether	5 of 5	100%	3 of 3	100%	21 of 21
W.R.S. Seyffert(5)	4 of 4	100%	1 of 1	100%	1 of 1
P. Valentine	4 of 5	80%	4 of 4	89%	27 of 28
J.B. Zaozirny(4)	5 of 5	100%	4 of 4	100%	19 of 19

Notes:

(1)	In connection with non-regularly scheduled Trustee meetings, a number of dates are provided to the Trustees and the dates with the largest potential attendance are selected which may result in individual Trustees being unable to attend.

(2)	Mr. Grandin is invited to attend all committee meetings.

(3)	Audit Committee Chair.

(4)	Governance Committee Chair.

(5)	Appointed to the Trustees on May 1, 2007.

(6)	Committee meetings include a Trustees’ strategy session

Approval of Election of Directors of Fording ULC

The Declaration of Trust requires the Trustees to cause the common shares in the capital of Fording ULC to be voted in favour of the nominees to the Board of Directors approved by more than fifty (50%) of the votes cast at a meeting of Unitholders called for such purpose provided that:

(a)     none of the nominees is an employee of Elk Valley Coal;

(b)     a majority of the nominees are Independent Directors; and

(c)     a majority of the nominees are not Trustees.

A governance agreement entered into by the Trust and Teck Cominco at the time of the formation of the Trust in 2003 and subsequently amended in 2005 entitles Teck Cominco to nominate one individual for approval as a Director at each meeting of Unitholders at which proposed Directors are to be approved, provided that Teck Cominco owns at least four and one-half percent (4.5%) of the total number of Units then outstanding. A copy of the governance agreement is available on SEDAR at www.sedar.com,, on EDGAR at www.sec.gov/edgar.shtml and on the Trust’s website at www.fording.ca. The nominee of Teck Cominco is Donald R. Lindsay.

Each of the eight (8) persons listed below have been nominated for election as a Director to hold office until the earlier of the conclusion of the next annual meeting of Unitholders or until a successor has been elected or appointed. The Memorandum and Articles of Association of Fording ULC provides for a minimum of seven and a maximum of nine Directors. In 2007, the Board of Directors was comprised of eight (8) Directors. For 2008, the Board of Directors has determined the Board of Directors will be comprised of eight (8) Directors. The Board of Directors have determined that they will meet as a whole rather than constitute a separate executive committee.

Unless authority to do so is withheld, proxies given pursuant to this solicitation will be voted FOR the approval of each of the nominees listed below as a Director. If any of the proposed nominees should for any reason be unable to serve as a Director, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Information Regarding Nominees for Approval as Directors

Information regarding each of the nominees for Director, including the number of Units beneficially owned, directly or indirectly, or over which control is exercised by such persons and the number of Phantom Units credited to such persons, is as follows:

Michael A. Grandin
Michael S. Parrett, C.A(1)
Richard T. Mahler(1)

For information concerning the above-named individuals, see “Matters to be Considered at the Meeting — Election of Trustees — Information Regarding Nominees for Election as Trustees”.

Dawn L. Farrell

Calgary, Alberta, Canada
Age 48

Director since 2004
Independent

Investment in the Trust:

December 31, 2006
1,000 Units
6,624 Phantom Units

December 31, 2007
1,000 Units
10,243 Phantom Units

Board Experience:
7 years

Area of Expertise

Business Development/
Economics/Operations

     Mrs. Farrell is the Executive Vice President, Commercial Operations and Development of TransAlta Corporation. Prior to rejoining TransAlta in 2007, she held the position Executive Vice President, Engineering, Aboriginal Relations and Generation, BC Hydro. Prior to joining BC Hydro in May 2003, Mrs. Farrell was Executive Vice President, Corporate Development for TransAlta Corporation. Throughout her 17 year career at TransAlta, she held a number of executive positions including Executive Vice President, Independent Power Projects and Vice President, Energy Marketing and IPP Development. Mrs. Farrell is a director of the New Relationship Trust in British Columbia and has participated on a number of boards, including Mount Royal College, Mount Royal College Foundation, Mercury Electric, Vision Quest Windelectric, TransAlta Cogeneration and MEGA.

     Mrs. Farrell holds a Masters Degree in economics from the University of Calgary and attended the Advanced Management Program at Harvard University.

     Mrs. Farrell is an Independent Director and is “independent” under applicable securities laws and stock exchange rules. She is a member of Fording ULC’s Governance and Environment, Health and Safety Committees.

Donald R. Lindsay

Vancouver, British
Columbia, Canada
Age 49

Director since 2005
Non-independent

Investment in the Trust:

December 31, 2006
3,345 Phantom Units

December 31, 2007
6,629 Phantom Units

Board Experience:
3 years

Areas of Expertise

Investment Banking/
Finance/Mergers and
Acquisitions/CEO
Experience

Mr. Lindsay is President and Chief Executive Officer and a director of Teck Cominco. Prior to joining Teck Cominco in January 2005, Mr. Lindsay had been President of CIBC World Markets since 2001 where he was responsible for the Investment and Corporate Banking Division and the Asia Pacific Region. Earlier in his career he was the Head of CIBC’s Global Mining Group.

Mr. Lindsay has a B.Sc., (Hons.) Mining Engineering from Queens University and an MBA from Harvard Business School.

Mr. Lindsay is not an Independent Director or “independent” under applicable securities laws and stock exchange rules because he is President, CEO, and a director of Teck Cominco which is the managing partner of Elk Valley Coal, Fording ULC’s principal investment.

Dr. Thomas J. O’Neil

Prescott, Arizona, USA
Age 67

Director since 2003
Independent

Investment in the Trust:

December 31, 2006
6,624 Phantom Units

December 31, 2007
10,243 Phantom Units

Board Experience:
16 years

Areas of Expertise

Mining/Environment,
Health and Safety/
Engineering/CEO
Experience

     Dr. O’Neil was President and Chief Operating Officer of iron ore miner, Cleveland-Cliffs Inc., until his retirement in July 2003. Dr. O’Neil also served in various capacities for Amoco Minerals Company and its successor, Cyprus Minerals Company from 1981-1991, including Vice President of Engineering and Vice President of South Pacific Operations stationed in Sydney, Australia. He is a director of Thompson Creek Metals Co. and a past director of Peru Copper Inc., Hecla Mining Company, Homestake Mining Company and the Minerals Information Institute. He is a Trustee of National Mining Hall of Fame and Museum and was the 2003 President of the Society for Mining, Metallurgy and Exploration where he is also a Distinguished Member. Dr. O’Neil was elected to the U.S. National Academy of Engineering in 1999 and the American Southwest Mining Hall of Fame in 2003.

     Dr. O’Neil holds three degrees in mining engineering, with a Ph.D. from the University of Arizona where he served on the faculty from 1968-1981, becoming Professor and Head of the Department of Mining and Geological Engineering.

     Dr. O’Neil is an Independent Director and is “independent” under applicable securities laws and stock exchange rules. He is Chair of Fording ULC’s Environment, Health and Safety Committee and a member of its Governance Committee.

L.I. (Ike) Prillaman(1)

Virginia Beach,
Virginia USA
Age 65

Director since 2006
Independent

Investment in the Trust:

December 31, 2006
1,140 Phantom Units

December 31, 2007
4,201 Phantom Units

Board Experience:
24 years

Areas of Expertise

Transportation/Audit/
Finance

     Mr. Prillaman was Vice Chairman and Chief Marketing Officer of Norfolk Southern Corporation until his retirement in 2006. As the Chief Marketing Officer since 1995, Mr. Prillaman had responsibility for all commercial activities, including business development, the rail transportation of coal, merchandise and intermodal, and commercial real estate and coal properties. He joined Norfolk Southern in 1970 and at various times held the positions of Executive Vice President, Marketing, Vice President Properties, Vice President and Controller, and Chief Internal Auditor.

     Mr. Prillaman is a member of the American Institute and the Virginia Association of Certified Public Accountants. He was a member of the Board of Directors of the US Chamber of Commerce for five years ending in 2006, and an associate member of the Coal International Advisory Board of the International Energy Association. He is currently a member of the Virginia Economic Development Partnership and the Board of Trustees of Emory and Henry College.

     Mr. Prillaman received a B.A. (Economics) from the Emory and Henry College and M.Sc. (Accounting) from the University of Wyoming.

     Mr. Prillaman is an Independent Director and is “independent” under applicable securities laws and stock exchange rules. He is a member of Fording ULC’s Audit Committee and its Environmental, Health and Safety Committee. The Board of Directors of Fording ULC has determined that Mr. Prillaman is financially literate.(1)

David A. Thompson

Vancouver, British
Columbia, Canada
Age 68

Director since 2003
Non-independent

Investment in the Trust:

December 31, 2006
13,306 Phantom Units

December 31, 2007
16,134 Phantom Units

Board Experience:
35 years

Areas of Expertise

Investment Banking/
Insurance/CEO and CFO
Experience

     Mr. Thompson was Chief Executive Officer and Deputy Chairman of Teck Cominco Limited from July 2001 until his retirement in 2005. Prior to the merger of Teck Corporation and Cominco Ltd. In 2001, he was President and Chief Executive Officer of Cominco Ltd. from 1994 to 2001 and Senior Vice President and Chief Financial Officer of Teck Corporation from 1980 to 1994. Mr. Thompson is the Chair of the Vancouver Coastal Health Authority, a director of Global Container Terminals Inc., a member of the BC Progress Board, a past director of Teck Cominco Limited and Providence Health Care and former co-Chair of the BC Competition Council. Mr. Thompson was inducted into the Canadian Mining Hall of Fame in 2008.

     Mr. Thompson is a graduate of the London School of Economics with a B.Sc. (Economics) and attended the Advanced Management Program at Harvard Business School.

     The Board of Directors has determined that Mr. Thompson is not an Independent Director or “independent” under applicable securities laws and stock exchange rules because of his relationship with Teck Cominco which is the managing partner of Elk Valley Coal, Fording ULC’s principal investment.

Note:

(1)	The Board of Directors determines whether an individual is “financially literate” in their business judgment and with reference to Multilateral Instrument 52-110 Audit Committees, which states that an individual is financially literate if he or she has the ability to read and understand a set of financial statements that presents a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements.

Attendance of Directors

The following table shows the attendance of each of the current Directors at Board of Directors meetings and committee meetings held during 2007. During the year, there were nine (9) Board of Directors meetings, nine (9) Audit Committee meetings, five (5) Governance Committee meetings, four (4) Environment, Health and Safety Committee meetings, thirteen (13) Independent Committee meetings and one (1) strategy meeting. The overall attendance was ninety three percent (93%) at Board of Directors meetings and ninety seven percent (97%) at committee meetings for the year.

Summary of Attendance of Directors

	Board of Directors Meetings
	Annual Board
	of Directors		Non-Regularly		Committee
	Meeting Schedule		Scheduled Meetings	Overall	Meetings
Director	(Attendance)		(Attendance)(1)	Attendance	Attended(6)

D.L. Farrell	5 of 5	100%	3 of 4	89%	20 of 21
M.A. Grandin	5 of 5	100%	4 of 4	100%	32 of 32	(2)
D.R. Lindsay	4 of 5	80%	3 of 4	78%	1 of 1
R.T. Mahler(4)	5 of 5	100%	4 of 4	100%	27 of 28
T.J. O’Neil(5)	5 of 5	100%	3 of 4	89%	23 of 23
M.S. Parrett(3)	5 of 5	100%	4 of 4	100%	25 of 26
L.I. Prillaman	5 of 5	100%	4 of 4	100%	20 of 21
D.A. Thompson	5 of 5	100%	3 of 4	89%	1 of 1

Notes:

(1)	In connection with non-regularly scheduled Board of Directors meetings, a number of dates are provided to the Directors and the dates with the largest potential attendance are selected, which may result in individual Directors being unable to attend.

(2)	Mr. Grandin is invited to attend all committee meetings.

(3)	Audit Committee chair.

(4)	Governance Committee chair.

(5)	Environment, Health and Safety Committee chair.

(6)	Committee meetings include a Board of Directors’ strategy session.

Additional Director and Trustee Information

Additional information for Trustees and Directors, such as the nomination process, assessment process, compensation process, and orientation and continuing education is set out in Appendix “A” — Corporate Governance Practices National Instrument 58-101 Disclosure of Corporate Governance Practice.

Appointment of Auditors

The persons named in the form of proxy which accompanies this Information Circular intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Trust until its successor is appointed and to authorize the Trustees to fix the remuneration of the auditors, unless the Unitholder has specified in his, her or its proxy that the Units represented by such proxy are to be withheld from voting in respect thereof. PricewaterhouseCoopers LLP, Chartered Accountants, were first appointed auditors of the Trust at the time of its formation in February 2003.

Other Business

Management of the Trust is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying forms of proxy confer discretionary authority on the proxyholder to vote, in the manner such holder determines, with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting.

COMPENSATION OF TRUSTEES AND DIRECTORS

Discussion and Analysis

The compensation of Trustees and Directors is structured to promote a proprietary interest in the Trust, to align the interests of the Trustees and Directors more closely with those of Unitholders and to assist the Trust and Fording ULC in attracting and retaining individuals with the skills necessary to govern the Trust and its investments.

Each Trustee and each Director is paid an annual cash retainer of thirty five thousand dollars ($35,000) and an annual Unit retainer in Phantom Units with a value of eighty thousand dollars ($80,000). A Trustee who is also a Director is paid an additional annual cash retainer of thirty five thousand dollars ($35,000). The Chair of the Trust also serves as the Chief Executive Officer of the Trust and is paid an annual cash retainer of sixty five thousand dollars ($65,000) and an annual Unit retainer in Phantom Units with a value of eighty thousand dollars ($80,000). The Chair of the Board of Directors also serves as the Chief Executive Officer of Fording ULC and is paid an annual cash retainer of sixty five thousand dollars ($65,000) and an annual Unit retainer in Phantom Units with a value of eighty thousand dollars ($80,000). Where one individual serves as Chair and Chief Executive Officer of both the Trust and Fording ULC, as Mr. Grandin currently does, he is paid an annual cash retainer of one hundred thirty thousand dollars ($130,000) and an annual Unit retainer in Phantom Units with a value of one hundred sixty thousand dollars ($160,000).

Committee chairs, other than the Audit Committee chair, are paid an annual cash retainer of eight thousand dollars ($8,000) and committee members, other than Audit Committee members, are paid an annual cash retainer of three thousand dollars ($3,000). The Audit Committee chair is paid an annual cash retainer of twenty thousand dollars ($20,000) and Audit Committee members are paid an annual cash retainer of seven thousand five hundred dollars ($7,500).

In 2007, the Trustees formed an Independent Committee comprised of the Independent Trustees to explore and make recommendations regarding strategic alternatives that may be available to the Trust to maximize value for Unitholders. The Board of Directors of Fording ULC concurrently formed an Independent Committee comprised of the Independent Directors with a similar mandate. Mr. Grandin, Chair of the Trustees and Chair of the Board of Directors, served as chair of each of the Independent Committees and received an additional annual cash retainer of two hundred sixty thousand dollars ($260,000) for the work involved in leading this process. Each of the Independent Committee members received an annual cash retainer of thirty five thousand dollars ($35,000).

A fee of one thousand five hundred dollars ($1,500) is paid to each Trustee and Director for each Trustee or Board of Directors meeting attended, including joint Trustee and Board of Directors meetings. A fee of one thousand five hundred dollars ($1,500) is paid to each committee member, other than Audit Committee members, for each committee meeting attended. Audit Committee members are paid a meeting fee of two thousand dollars ($2,000). A Trustee who is also a Director receives only a single meeting fee for joint Trustee and Board of Directors meetings. The Chair does not receive any committee retainer or meeting fee for attending committee meetings. Trustees and Directors who must travel from outside Alberta to attend Trustee and Board of Directors meetings receive an additional meeting fee of one thousand five hundred dollars ($1,500) to compensate them for the time required to travel to meetings in Alberta. Trustees and Directors are also reimbursed for their costs for travel. Set out below is a chart showing the compensation that was paid to each Director and Trustee for 2007.

Trustee and Director Compensation Table(1)

						Committee
			Committee	Committee	Board	and Other
			Chair	Member	Attendance	Attendance	Total
	Unit Retainer	Cash Retainer	Retainer	Retainer(s)	Fees	Fees	2007
Name	($)	($)	($)	($)	($)	($)	Compensation ($)

Trustees
Donald Pether	80,000	45,000	—	7,000	12,000	47,000	191,000
Warren Seyffert(3)	80,000	22,500	—	—	7,500	7,500	117,500
Peter Valentine	80,000	50,000	—	10,500	12,000	45,000	197,500
John Zaozirny	80,000	50,000	8,000	—	13,500	30,000	181,500
Directors
Dawn Farrell	80,000	50,000	—	5,000	12,000	40,500	187,500
Donald Lindsay	80,000	32,500	—	—	10,500	10,500	133,500
Thomas O’Neil	80,000	50,000	8,000	3,000	12,000	46,500	199,500
Ike Prillaman	80,000	50,000	—	7,000	13,500	45,500	196,000
David Thompson	80,000	32,500	—	—	12,000	10,500	135,000
Both Trustee and Director
Michael Grandin	160,000	390,000	—	—	13,500	39,000	602,500
Richard Mahler	80,000	72,500	8,000	8,500	13,500	63,000	245,500
Michael Parrett(2)	80,000	82,500	26,600	6,000	13,500	57,000	265,600

Totals	1,040,000	957,500	63,900	47,750	156,000	456,500	2,721,650

Notes:

(1)	The Trustees and the Board of Directors review Trustee and Director compensation in June of each year. In 2007, the Trustees and the Board of Directors approved increases in the annual cash and Unit retainers paid to each Trustee and Director, the annual retainer paid to the Audit Committee chair, and the annual cash retainer paid to Audit Committee members. All increases were effective July 1, 2007.

(2)	Audit Committee chair for the Trust and Fording ULC.

(3)	Appointed May 1, 2007.

Unit Ownership Guidelines

The Trust and Fording ULC have established minimum Unit ownership guidelines for Trustees and Directors. Each Trustee or Director is required to hold Units or Phantom Units equal in value to a multiple of four (4) times the total value of the annual cash and Unit retainers based on the greater of the amount actually invested and the market value of the Units or Phantom Units held. Currently, the required investment is four hundred sixty thousand dollars ($460,000). The Unit ownership requirement is not duplicated for Trustees who are also Directors. Where one individual serves as Chair and Chief Executive Officer of both the Trust and Fording ULC, as Mr. Grandin currently does, the Unit ownership requirement is two (2) times the ownership requirement for Trustees or Directors. The Unit ownership requirement is to be achieved within five (5) years of election or appointment.

Phantom Unit Plan

Trustees and Directors receive a portion of their annual compensation in the form of a Unit retainer payable under the joint phantom unit plan established by the Trust and Fording ULC. The Unit retainer is paid by way of a credit in the form of Phantom Units awarded by reference to the Unit price by means of a bookkeeping entry on the books of the Trust or Fording ULC, as applicable. When distributions are declared and paid on Units, the account of each Trustee and Director is credited with additional Phantom Units with a value equal to the distribution. The plan allows for deferral of taxation on the value of the Phantom Units until the time that the Trustee or Director actually chooses to receive settlement of Phantom Units from the plan. Trustees and Directors may elect to receive settlement in Units issued from treasury or cash. The market price for Phantom Units is determined by reference to the weighted average trading price of the Units on the TSX for the five trading days immediately preceding the day settlement is made.

During 2007 approximately 27,360 Phantom Units were awarded to Trustees and Directors. As at December 31, 2007, Trustees and Directors as a group held a total of 134,542 Phantom Units worth approximately $5,163,722.

Trustee and Director Unit Ownership Table

						Minimum
		Portion of			Total	Ownership
		Unit			Ownership	Requirement
		Retainer			(as at	(4 x Annual
	Unit	taken in			December 31,	Retainer in 5	Has the Minimum
	Retainer	Cash(1)	Ownership	Ownership	2007)	years)(3)	Requirement been met?
Name	($)	(%)	DSU	Units	($)	($)	(If not, by when)

Trustees
Donald Pether	80,000	—	2,944	—	112,991	460,000	May 1, 2012
Warren Seyffert	80,000	—	2,944	—	112,991	460,000	May 1, 2012
Peter Valentine	80,000	41	16,608	—	637,415	460,000	Yes
John Zaozirny	80,000	50	14,612	12,500	1,040,559	460,000	Yes
Directors
Dawn Farrell	80,000	—	10,243	1,000	431,506	460,000	May 1, 2008
Don Lindsay	80,000	—	6,629	—	254,421	460,000	May 1, 2010
Thomas O’Neil	80,000	—	10,243	—	393,126	460,000	May 1, 2008
Ike Prillaman	80,000	—	4,201	—	161,234	460,000	May 1, 2011
David Thompson	80,000	50	16,134	—	619,223	460,000	Yes
Both Trustees and Directors
Michael Grandin(2)	160,000	100	14,274	39,000	2,044,656	920,000	Yes
Richard Mahler	80,000	—	17,855	6,000	915,555	460,000	Yes
Michael Parrett	80,000	—	17,855	6,000	915,555	460,000	Yes

Totals	1,040,000		134,542	64,500	7,639,232

Notes:

(1)	Pursuant to the terms of the joint phantom unit plan, once a Trustee or Director attains the minimum ownership requirement he or she can elect to receive a portion, or all, of the Unit retainer in cash.

(2)	If the Chair and Chief Executive Officer serves as Chair of both the Trustees and the Board of Directors, the unit ownership requirement is two times that of a Trustee or Director.

(3)	Each Trustee or Director is required to hold Units or Phantom Units equal in value to a multiple of four (4) times the total value of the annual cash and Unit retainers based on the greater of the amount actually invested and the market value of the Units or Phantom Units held. Each Trustee and each Director is paid an annual cash retainer of thirty five thousand dollars ($35,000) and an annual Unit retainer in Phantom Units with a value of eighty thousand dollars ($80,000).

Use of Consultants

The Trustees and Directors retained Towers Perrin Human Resources Consultants in 2007 to provide market information which was used in developing recommendations in respect of Trustee and Director compensation. In 2006, Towers Perrin Human Resources Consultants provided advice to the Trustees and Directors in respect of Trustee and Director compensation. In 2005, Towers Perrin Human Resources Consultants provided advice to the Trustees and Directors in respect of Trustee and Director compensation and advice to the Board of Directors in respect of the compensation being proposed by Teck Cominco for executives of Elk Valley Coal.

Sources of Compensation

The Trustees and Directors do not receive any compensation from any subsidiaries of the Trust or any external management company. All fees and expenses are paid by the Trust for Trustees and by Fording ULC for the Directors.

REPORT ON EXECUTIVE COMPENSATION

Discussion and Analysis

Understanding This Report

The Trust and Fording ULC do not employ any management services company or similar entity for management of the Trust or Fording ULC. Services agreements entered into at the time of the 2003 Arrangement and subsequently amended in 2005 require Elk Valley Coal to make members of its executive personnel available to serve as officers (other than as the Chair and Chief Executive Officer) of the Trust and Fording ULC, respectively. The compensation of these executives is determined by Teck Cominco, as managing partner of Elk Valley Coal. The managing partner includes its proposed compensation for Elk Valley Coal executives in the annual budget presented for the approval of the partners of Elk Valley Coal in the fourth quarter of each year.

As part of its review of the proposed annual budget, the Board of Directors receives a recommendation from the Governance Committee of Fording ULC based on its review of the proposed compensation of Elk Valley Coal executives, as to whether the proposed compensation is in the best interests of the Partnership. In formulating its recommendation, the Governance Committee of Fording ULC reviews a report prepared by an independent compensation consultant engaged by the managing partner to provide market data in respect of executive compensation and a technical analysis of the market data in light of Elk Valley Coal’s compensation plans and practices. The Governance Committee of Fording ULC also reviews performance assessments for each of the officers prepared by the Chair and Chief Executive Officer of the Trust and Fording ULC and by the President and Chief Executive Officer of Elk Valley Coal.

The compensation costs for the executives who serve as officers of the Trust and Fording ULC are paid by Elk Valley Coal. However, if any executive spends a significant amount of his or her time in a year on the business of the Trust and/or Fording ULC, the service agreements provide for the employment costs for that executive to be allocated between the Trust, Fording ULC and Elk Valley Coal based on the time spent on the respective affairs and businesses of those entities during the year.

In 2007, five (5) executives of Elk Valley Coal served as officers of the Trust and Fording ULC. Elk Valley Coal paid one hundred percent (100%) of the employment costs of these executives, including the Named Executive Officers, defined below, other than Michael A. Grandin who served as Chair and Chief Executive Officer of the Trust and Fording ULC.

To ensure the independence of the Trust and Fording ULC from Elk Valley Coal under these arrangements, a Trustee selected by the Independent Trustees serves as Chair and Chief Executive Officer of the Trust and a Director selected by the Fording ULC Independent Directors serves as Chair and Chief Executive Officer of Fording ULC. Mr. Michael A. Grandin, who serves as a Trustee and Director, has served as the Chair and Chief Executive Officer of the Trust and Fording ULC since their formation. Mr. Grandin is compensated as a Trustee and Director and receives no compensation other than the compensation outlined in the section “Compensation of Trustees and Directors”.

Elk Valley Coal’s Compensation Objectives

The overall goal of Elk Valley Coal’s compensation program is to provide market competitive (as opposed to market leading) performance based compensation. The Partnership’s compensation policy is to establish the midpoint salary, annual bonus opportunity and target total direct compensation for its executive positions at the fiftieth (50th) percentile of a market comparator group. Total direct compensation is comprised of salary, annual bonus opportunity and long-term incentive. The annual bonus opportunity is a cash based award plan under which no payment is triggered unless certain performance objectives are attained. The long term incentive plan is a deferred unit plan.

The market comparator group is based on the recommendation of an independent compensation consultant and approved by the managing partner. The Governance Committee of Fording ULC reviews the market comparator group in formulating its recommendation as to whether the proposed compensation of Elk Valley Coal executives is in the best interests of the Partnership.

Elk Valley Coal is a partnership and has no ability to make any form of equity grants to executives. The Trust does not have a stock option plan and executives of Elk Valley Coal do not participate in any Teck Cominco stock option plan.

Performance measures used in relation to compensation programs relate to those things that Elk Valley Coal executives can directly affect to provide long-term value. Key measurements include safety performance, unit cost of product sold and return on capital employed. The compensation program is designed to reward better than benchmark performance in these areas in order to enhance distributions to the partners, which in turn increases the cash available for distribution by the Trust to Unitholders.

Elements of the Compensation Program

Base Salary

The Partnership’s compensation policy is to establish the midpoint salary for its executive positions at the fiftieth (50th) percentile of a market comparator group created with the assistance of an independent compensation consultant. Whether an executive is to receive a salary that is at, above or below the midpoint is based on a joint assessment of the executive’s experience, capabilities, performance and retention risk by Elk Valley Coal’s President and Chief Executive Officer and managing partner.

Annual Bonus

Elk Valley Coal executives participate in a short-term incentive plan (“STIP”) which provides an opportunity for such individuals to earn an annual bonus payment based on the achievement of targets approved by the managing partner. Potential awards under the STIP are expressed as a percentage of base salary. No award is payable until threshold performance targets are achieved.

The Partnership’s compensation policy is to establish the target annual bonus opportunity for its executive positions at the fiftieth (50th) percentile of a market comparator group created with the assistance of an independent compensation consultant. The target annual bonus opportunity for executives other than the President and Chief Executive Officer is forty percent (40%) of base annual salary with the opportunity to achieve eighty percent (80%) when the exceptional results level is achieved or exceeded. For the President and Chief Executive Officer, the target is sixty percent (60%) with a maximum potential award of one hundred twenty percent (120%) of base annual salary.

An annual bonus, if any, is paid based on performance in four target categories: return on capital employed; unit cost of product sold; safety (injury frequencies/severities); and personal objectives. These target categories were selected since strong leadership from executives in these areas will produce optimal financial returns for the partners. Awards are pro-rated based on performance results between zero percent (0%) and the exceptional results level.

Long-Term Incentive Plan

The Partnership’s compensation policy is to establish the target long-term incentive opportunity for its executive positions at the fiftieth (50th) percentile of a market comparator group created with the assistance of an independent compensation consultant. The target long-term incentive for executives other than the President and Chief Executive Officer is ninety five percent (95%) of average base annual salary over a three (3) year performance period with the opportunity to achieve one hundred ninety percent (190%) when the exceptional results level is achieved or exceeded. For the President and Chief Executive Officer, the target is one hundred fifteen percent (115%) with a maximum potential award of two hundred thirty percent (230%) of base annual salary.

Prior to 2007, the long-term incentive opportunity for Elk Valley Coal executives was the long-term incentive plan (“LTIP”) which provided an opportunity for such individuals to earn a cash incentive payment at the end of a three year performance period based on the achievement of targets set by the managing partner. Under LTIP, a new three year performance period would begin each year; however with the adoption of the Deferred Unit Plan for

2007, the last LTIP performance period began in 2006 and will conclude at the end of 2008. The performance target measure for LTIP awards is distributable cash at the Unitholder level. To achieve an award at or above the target levels established based on the predicted price environment over the three year performance period, the executives must achieve significant containment both in minesite and transportation costs and deliver contracted volumes of specified coal qualities at the time customers nominate vessels for loading. Awards are pro-rated based on performance results between zero percent (0%) and the exceptional results level. No award is payable until threshold performance targets are achieved.

Effective January 1, 2007, Elk Valley Coal replaced the LTIP with a Deferred Unit Plan (“DUP”). The DUP is a long-term incentive plan designed to attract and retain high quality employees and to promote the alignment of interests between Elk Valley Coal’s employees and business interests.

Long-term incentives are granted to eligible employees under the DUP annually by the award of phantom units (“Deferred Units”) that are equivalent in value to a Unit at the date of grant. The number of Deferred Units awarded to any participant is determined by dividing (a) the amount of the target long-term incentive award established by Elk Valley Coal for the participant for the relevant period by (b) the weighted average trading price of a Unit on the Toronto Stock Exchange for the five (5) trading days immediately preceding an award date. Participants are also credited with additional Deferred Units (“Distribution Equivalents”) equal in value, on a per unit basis, to the value of distributions declared and paid on Units for each Deferred Unit held by the participant on the applicable date on which distributions are made on Units of the Trust. No actual Units are granted to participants under the DUP and the Deferred Units are not securities of the Trust.

Payments are to be made to participants under the DUP during the year in which the third anniversary of the award date of Deferred Units falls, but in no event later than December 31st of the third (3rd) calendar year following the date of any such award. Participants will receive a lump sum payment in cash, less applicable withholding taxes, equal to the number of Deferred Units, including related Distribution Equivalents, held in the participant’s account on the payment value determination date multiplied by the weighted average trading price of a Unit of the Trust on the Toronto Stock Exchange for the five (5) trading days immediately preceding the relevant date. Deferred Units do not represent the right to receive Units of the Trust.

Trust Unit Purchase Plan

Elk Valley Coal has a trust unit purchase plan (“TUPP”) pursuant to which eligible employees, including executives, can acquire Units. The TUPP is an employee profit sharing plan as defined under the Tax Act. Eligible employees may contribute up to six percent (6%) of their eligible earnings to the TUPP. Elk Valley Coal makes matching contributions equal to one-third (1/3) of the eligible employee’s contributions. Contributions made to the TUPP by employees and Elk Valley Coal are used to purchase Units in the secondary market. If Units purchased with employee contributions are withdrawn by the employee before those Units have been held in the TUPP for one (1) year, the related Units purchased with Elk Valley Coal’s contribution are forfeited by the employee.

Use of Consultants

The managing partner engages an independent compensation consultant to provide market data in respect of Elk Valley Coal’s executive compensation and a technical analysis of the market data in light of Elk Valley Coal’s compensation plans and practices. The scope of the independent compensation consultant’s engagement includes making recommendations in respect of an appropriate comparator group for Elk Valley Coal from which proxy data is collected for use in determining the compensation of the President and Chief Executive Officer and the Vice President and Chief Financial Officer. Compensation for all other Elk Valley Coal executives is determined using compensation survey information provided by the independent compensation consultant.

In 2007, the managing partner engaged Mercer Human Resource Consulting (“Mercer”) to provide these services. Mercer also provided market data in respect of Elk Valley Coal executive compensation in 2006 and 2005. Mercer’s report is prepared under the direction of the managing partner and independent of management of the Partnership.

Mercer’s report is provided to the Governance Committee of Fording ULC together with the managing partner’s proposed compensation for Elk Valley Coal executives as part of the approval process for the Elk Valley Coal annual budget by its partners. The Governance Committee of Fording ULC makes a recommendation to the Board of Directors, based on its review of the proposed compensation and the Mercer’s report, as to whether the proposed compensation is in the best interests of the Partnership.

Summary Compensation Table

The following table provides compensation information for the Chair and Chief Executive Officer, the senior executives of Elk Valley Coal who serve as President and Vice President & Chief Financial Officer of the Trust, and the two other most highly compensated senior executives of Elk Valley Coal who serve as officers of the Trust (collectively referred to as the “Named Executive Officers”), measured by total annual salary and bonus during the year ended December 31, 2007. A services agreement entered into at the time of the 2003 Arrangement and subsequently amended in 2005 requires Elk Valley Coal to make members of its executive personnel available to serve as officers (other than as the Chair and Chief Executive Officer) of the Trust. The employment costs of these Elk Valley Coal executives are paid by Elk Valley Coal for the management of Elk Valley Coal.

The services agreement provides that if any executive spends a significant amount of his or her time in a year on the business of the Trust, the employment costs for that executive will be allocated between the Trust and Elk Valley Coal based on the time spent on the respective affairs and businesses of those entities during the year. In 2007, 2006 and 2005, Elk Valley Coal paid one hundred percent (100%) of the employment costs of the Named Executive Officers other than Michael A. Grandin.

					Long-Term Compensation Awards
		Annual Compensation			Awards
					Securities		Payouts
				Other Annual	Under	Shares of Units	’	All Other
Name and		Salary	Bonus(2)	Compensation(3)	Option/SARS	subject to resale	LTIP	Compensation(4)
Principal Position	Year	($)	($)	($)	Granted	restrictions	Payouts	($)

M.A. Grandin(1)	2007	130,000	n/a	160,000	n/a	n/a	n/a	260,000
Chair and Chief	2006	130,000	n/a	130,000	n/a	nil	n/a	nil
Executive Officer	2005	120,000	n/a	100,000	n/a	nil	n/a	nil

B. Payne	2007	676,000	208,872	53,421	n/a	nil	n/a	2,253
President	2006	241,667		—	n/a	nil	n/a	631,846	(5)

R.J. Brown	2007	291,500	144,240	—	n/a	nil	n/a	5,830
Vice President and Chief	2006	265,000	27,375	—	n/a	nil	nil	5,300
Financial Officer	2005	62,500	nil	—	n/a	nil	nil	1,300

J.F. Jones	2007	222,000	107,500	15,989	n/a	nil	346,945	4,440
Vice President Human	2006	203,100	85,645	15,566	n/a	nil	304,491	4,062
Resources and Legal	2005	191,600	82,214	15,395	n/a	nil	nil	3,832
Affairs (Secretary)

M.D. Gow	2007	203,767	72,262	—	n/a	nil	128,786	3,396
Vice President Finance	2006	167,003	58,205	—	n/a	nil	114,877	—
	2005	150,400	54,330	—	n/a	nil	—	501

Notes:

(1)	Mr. Grandin is compensated as a Trustee and Director and receives no compensation other than the compensation outlined in the section “Compensation of Trustees and Directors”.

(2)	Amounts in this column reflect STIP compensation which was paid in such year, consistent with the past disclosure practices of the Trust.

(3)	Where the value of all perquisites and other benefits, securities and property were less than fifty thousand dollars ($50,000) and ten percent (10%) of the total annual salary and bonus paid to the Named Executive Officer in the financial year, such amounts have not been disclosed. Amounts in this column for Mr. Payne include a housing subsidy of three thousand dollars ($3,000) per month and a leased vehicle expense of sixteen thousand three hundred fifteen dollars ($16,315) per year. Amounts in this column for Mr. Grandin reflect his annual Trustee and Director Unit retainer in Phantom Units.

(4)	Amounts in this column are for contributions made to the TUPP.

(5)	The amount for Mr. Payne includes a signing bonus of two hundred eighty thousand dollars ($280,000) and a equity grant of three hundred fifty one thousand one hundred twenty four dollars ($351,124) made to him at the time he joined Elk Valley Coal.

Long-Term Incentive Plans Awards Table

Awards in Most Recently Completed Financial Year(1)

			Estimates Future Payouts Under
		Performance or Other	Non-Securities — Price Based Plans
	Security Units or	Period Until Maturity	Threshold(1)(4)	Target(1)(5)	Maximum(1)(4)
Name	Other Rights	or Payout(3)	($)	(%)	($)

M.A. Grandin(2)	n/a	n/a	n/a	n/a	n/a
B. Payne	n/a	DUP/2010	Market Value	95	Market Value
R.J. Brown	n/a	DUP/2010	Market Value	95	Market Value
J.F. Jones	n/a	DUP/2010	Market Value	95	Market Value
M.D. Gow	n/a	DUP/2010	Market Value	95	Market Value

Notes:

(1)	See description under “Report on Executive Compensation — Elements of the Compensation Program — Long-Term Incentive Plan”.

(2)	Mr. Grandin does not participate in any long-term incentive plans.

(3)	The performance period is 2007-2009; the payout, if any, will be in the first quarter of 2010.

(4)	Threshold and Maximum are based on the five (5) day weighted average trading price of a Unit on the date of maturity.

(5)	Target is based on ninety five percent (95%) of annual base salary.

Pension Plans

Elk Valley Coal maintains an employer-paid defined benefit pension plan (the “Basic Plan”) under which pensions are paid to eligible senior executives and employees at retirement, and to which participants may make additional voluntary contributions. Elk Valley Coal also maintains an employer-paid supplemental pension plan (the “Supplemental Plan”), which pays pensions in excess of the maximum amounts that the Tax Act permits registered pension plans such as the Basic Plan to pay.

Basic Plan

Under the Basic Plan, the amount of pension is determined in accordance with a formula based on the individual’s years of service, the average of his or her best thirty six (36) consecutive months of base salary over the previous one hundred twenty (120) months of employment, and the amount of additional voluntary contributions made by the individual, all subject to the maximum monthly pension limit set out in the Tax Act. The normal retirement age under the Basic Plan is sixty five (65), but reduced pensions are payable to individuals who retire between the ages of fifty five (55) and sixty five (65). The pension is payable for the lifetime of the former executive or employee and if the executive or employee has a spouse, continues to the surviving spouse at the rate of sixty percent (60%) unless an alternate form is elected at retirement.

Effective 2004, Elk Valley Coal amended the Basic Plan to add a defined contribution component. Salaried employees hired on or after January 1, 2004 accrue benefits under the defined contribution component.

The Supplemental Plan provides pensions based on the same formula as applies to the Basic Plan with a few modifications. However, the pension payable is the amount determined by the Basic Plan formula without the limit imposed by the Tax Act minus the pension payable under the Basic Plan. Among the modifications to the formula is the inclusion of a portion of an executive’s average STIP awards in final average compensation.

Effective 2004, Elk Valley Coal amended the Supplemental Plan to add a defined contribution component, under which notional amounts are accumulated in excess of the limit imposed by the Tax Act for salaried employees hired on or after January 1, 2004.

The following table shows the total annual benefit payable under the defined benefit components of the Basic Plan and the Supplemental Plan to participants in the specified compensation and years of service categories, assuming retirement at age sixty five (65):

Annual Average	Annual Pension Payable Upon Retirement at Normal Retirement Age(1)
Remuneration	Years of Service
Covered	15	20	25	30	35	40	45
($)				($)

200,000	47,828	63,770	79,713	95,655	111,598	123,598	135,598
300,000	73,328	97,770	122,213	146,655	171,098	189,098	207,098
400,000	98,828	131,770	164,713	197,655	230,598	254,598	278,598
500,000	124,328	165,770	207,213	248,655	290,098	320,098	350,098
600,000	149,828	199,770	249,713	299,655	349,598	385,598	421,598
700,000	175,328	233,770	292,213	350,655	409,098	451,098	493,098
800,000	200,828	267,770	334,713	401,655	468,598	516,598	564,598
900,000	226,328	301,770	377,213	452,655	528,098	582,098	636,098
1,000,000	251,828	335,770	419,713	503,655	587,598	647,598	707,598

Note:

(1)	Above amounts do not include, and will not be offset by, Canada Pension Plan benefits.

Mr. Grandin does not participate in the Basic Plan or the Supplemental Plan. Mr. Payne and Mr. Brown became participants in the Basic Plan and the Supplemental Plan under the defined contribution components on August 18, 2006 and October 3, 2005, respectively. The Named Executive Officers participating in the defined benefit component of the Basic Plan as at December 31, 2007 were Mr. Jones and Mr. Gow. Mr. Jones had twenty (20) years of credited service as at December 31, 2007 and will have thirty two (32) years of credited service if he continues to participate in the plan until age sixty five (65). Mr. Gow had eleven (11) years of credited service as at December 31, 2007 and will have twenty seven (27) years of credited service if he continues to participate in the plan until age sixty five (65).

The following table provides additional information beyond applicable disclosure requirements. It shows estimates of pension service costs, accrued pension obligations, and total annual pension benefits under the Basic Plan and the Supplemental Plan for the Named Executive Officers. The pension costs for the Named Executive Officers are paid by EVCP.

		Accrued Pension	Annual Pension
	2007 Pension	Obligations at	Benefits Payable
	Service Costs(1)(2)	December 31, 2007(1)(3)	at Age 65(1)(4)
	($)	($)	($)

Mr. Payne	88,000	120,000	n/a
Mr. Brown	38,000	63,000	n/a
Mr. Jones	62,000	1,280,000	161,531
Mr. Gow	48,000	526,000	121,424

Notes:

(1)	Portions of the pension benefits reflected in this table do not vest until the Named Executive Officer reaches age fifty five (55), except in the case of death or involuntary termination of employment without cause. Amounts reflected in this table are estimated based on assumptions regarding contractual entitlements and both the assumptions and the contractual entitlements may change over time. Methods and assumptions used in determining the amounts in this table may differ from those used by other employers, so amounts may not be directly comparable with amounts disclosed by other employers.

(2)	For a Named Executive Officer who participates in the defined benefit components of the Basic Plan and the Supplemental Plan, service cost is the actuarial value of the portion of the Named Executive Officer’s projected pension earned for service in the year, determined using the same actuarial methods and assumptions as used by Elk Valley Coal in determining its year-end pension plan liabilities in accordance with generally accepted accounting principles. For a Named Executive Officer who participates in the defined contribution components of the Basic Plan and the Supplemental Plan, service cost is Elk Valley Coal’s contributions in the year in respect of the Named Executive Officer, including notional contributions credited under the Supplemental Plan.

(3)	For a Named Executive Officer who participates in the defined benefit components of the Basic Plan and the Supplemental Plan, accrued obligation is the actuarial value of the Named Executive Officer’s projected pension earned for service to December 31, 2007, determined using the same actuarial methods and assumptions as used by Elk Valley Coal in determining its year-end pension plan liabilities in accordance with generally accepted accounting principles. For a Named Executive Officer who participates in the defined contribution components of the Basic Plan and the Supplemental Plan, accrued obligation is Elk Valley Coal’s accumulated contributions in respect of the Named Executive Officer at December 31, 2007, including the notional amount accumulated under the Supplemental Plan.

(4)	These amounts are determined assuming (i) the Named Executive Officer continues to accrue service under the defined benefit components of the Basic Plan and the Supplemental Plan until retirement at age sixty five (65), and (ii) the Named Executive Officer’s compensation remains at its current level, including the average STIP awards included in final average compensation under the defined benefit component of the Supplemental Plan.

Composition of the Compensation Committee

The Declaration of Trust requires the Trustees to appoint a Governance Committee comprised of Independent Trustees which is responsible for, among other things, establishing Trustee compensation. The Memorandum and Articles of Association of Fording ULC requires the Directors to appoint a Governance Committee comprised of Independent Directors which is responsible for establishing Director compensation. Each of these committees has a charter that meets applicable Canadian and United States requirements. The committee charters are available at www.fording.ca/governance.

The proposed compensation of the Elk Valley Coal executives, including the Elk Valley Coal executives that also serve as officers of the Trust and Fording ULC, is determined by the managing partner of Elk Valley Coal and is reviewed by the Governance Committee of Fording ULC, with the assistance of a market data report and analysis prepared by an external independent compensation consultant, as part of the annual budget approval process by the partners of Elk Valley Coal. The Governance Committee makes recommendations to the Board of Directors having regard to the best interests of Elk Valley Coal with regard to the Elk Valley Coal compensation.

This Report on Executive Compensation is made by the Governance Committees of the Trust and Fording ULC:

Trust	Fording ULC

John B. Zaozirny (Chair) Peter Valentine Donald A. Pether	Richard T. Mahler (Chair) Dawn Farrell Thomas J. O’Neil

TOTAL CUMULATIVE RETURN

The following chart compares the total cumulative Unitholder return for one hundred dollars ($100.00) invested in Units for the period commencing February 28, 2003 and ending on December 31, 2007, to the cumulative total return of the S&P/TSX Composite Index for the same period and assumes reinvestment of distributions.

Comparison of Cumulative Total Return

Comparison of Cumulative Total Return

		S&P/TSX
	FDG.UN	Composite Index
	($)	($)

28-Feb-03	100.00	100.00
31-Mar-03	97.20	97.00
30-Jun-03	87.99	107.00
30-Sep-03	109.63	115.00
31-Dec-03	175.26	127.00
31-Mar-04	204.03	134.00
30-Jun-04	223.05	134.00
30-Sep-04	283.11	136.00
31-Dec-04	377.08	146.00
31-Mar-05	473.22	152.00
30-Jun-05	472.24	158.00
30-Sep-05	650.02	176.00
31-Dec-05	569.24	181.00
31-Mar-06	637.73	187.00
30-Jun-06	506.50	179.00
30-Sep-06	438.23	182.00
31-Dec-06	370.63	199.00
30-Mar-07	394.20	203.00
29-Jun-07	528.51	215.00
28-Sep-07	578.92	218.00
31-Dec-07	576.84	214.00

Note:	Assuming investment of one hundred dollars ($100.00) on February 28, 2003 and reinvestment of quarterly distributions

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

	Number of securities to	Weighted-average	Number of securities remaining
	be issued upon exercise	exercise price of	available for future issuance under
	of outstanding options,	outstanding options,	equity compensation plans (excluding
	warrants and rights(1)	warrants and rights	securities reflected in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by securityholders	18,632	$3.93	nil
Equity compensation plans not approved by securityholders	nil	nil	nil

Total(2)	18,632	$3.93	nil

Notes:

(1)	Securities under option described in this column are exchange options issued under the Trust’s exchange option plan (the “Exchange Option Plan”) established in connection with the 2003 Arrangement. The sole purpose of the Exchange Option Plan was to issue the exchange options in order to preserve the existing rights of Old Fording optionholders following completion of the 2003 Arrangement. No new option grants are permitted under the Exchange Option Plan.

(2)	As at March 3, 2008.

GOVERNANCE

The Trustees, Directors and officers value effective governance and are committed to conducting the affairs of the Trust based on a foundation of trust, integrity and ethical behaviour. They believe that a strong, effective and independent governance structure plays a crucial role in protecting the interests of Unitholders and maximizing the value that Unitholders receive from their investment in the Trust. Accordingly, the Trustees, Directors and officers strive to foster a culture that demands honest, reliable and responsible practices and continue to develop systems and procedures having regard for best practices that are appropriate for the Trust.

Regulators in Canada and in the United States have adopted a number of corporate governance guidelines that address such matters as the constitution and independence of, and the functions to be performed by, a board of directors and its committees. Information describing the Trust’s governance practices with respect to the various matters addressed by the guidelines is attached to this Information Circular as Appendix “A”, including disclosure required by the Canadian Securities Administrators and applicable Canadian securities laws, applicable NYSE requirements and the Sarbanes-Oxley Act of 2002. The Trust’s Corporate Governance Guidelines and committees’ charters are available at the Trust’s website at www.fording.ca.

Audit Committee information is contained in the Fording Canadian Coal Trust’s Annual Information Form for the year ended December 31, 2007. The Annual Information Form is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov under Fording Canadian Trust’s profile and through the Trust’s website at www.fording.ca.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Warren S. R. Seyffert is a Trustee and Donald R. Lindsay is a Director. Such individuals are also directors and/or officers of Teck Cominco, the managing partner of Elk Valley Coal, which is Fording ULC’s principal investment. The Trust, Fording ULC, and Teck Cominco are parties to an amended and restated governance agreement, which entitles Teck Cominco to nominate one individual for election as a Trustee and one individual for approval as a Director. See “Election of Trustees” and “Approval of Election of Directors of Fording ULC”.

MANAGEMENT CONTRACTS

The Trust and Fording ULC do not contract with any management services company or similar entity for management of the Trust or Fording ULC. Services agreements entered into at the time of the 2003 Arrangement and subsequently amended in 2005 require Elk Valley Coal to make members of its executive personnel available to serve as officers (other than as the Chair and Chief Executive Officer) of the Trust and Fording ULC, respectively. The provision of an Elk Valley Coal executive to serve as an officer of the Trust or of Fording ULC is subject, in the case of the Trust, to the approval of the Independent Trustees and, in the case of Fording ULC, to the approval of the Independent Directors. The employment costs of these executives are paid by Elk Valley Coal. However, if any executive spends a significant amount of his or her time in a year on the business of the Trust and/or Fording ULC, then the employment costs for that executive will be allocated between the Trust, Fording ULC and Elk Valley Coal based on the time spent on the respective affairs and businesses of those entities during the year. In 2007, Elk Valley Coal paid one hundred percent (100%) of the employment costs of the Named Executive Officers other than Michael A. Grandin who served as Chair and Chief Executive Officer of the Trust and Fording ULC.

The initial term of the services agreements with Elk Valley Coal ended on February 29, 2008, but the Trust and Fording ULC each exercised options to renew the agreements until March 1, 2013. The Trust and Fording ULC have the option to renew the agreements for a further five (5) year term ending March 31, 2018 upon one hundred twenty (120) days notice prior to the expiry of the current term. In addition, the Trust or Fording ULC, as applicable, may terminate the services agreement to which they are a party on the provision of ninety (90) days written notice to Elk Valley Coal. Elk Valley Coal shares offices with the Trust and Fording ULC at Suite 1000, Fording Place, 205 9th Avenue SE in Calgary, Alberta T2G 0R3.

UNITHOLDER PROPOSALS

Any notice of a Unitholder proposal intended to be raised at the 2009 Annual Meeting of Unitholders must be submitted to the Trust at its registered office, to the attention of the Trust Secretary, on or before December 5, 2008 to be considered for inclusion in the Notice of Meeting and Management Information Circular for the 2009 Annual Meeting of Unitholders.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Trust is PricewaterhouseCoopers LLP, Chartered Accountants. Computershare Trust Company of Canada is the transfer agent and registrar for the Units at its principal offices in Calgary, Alberta; Toronto, Ontario; Montreal, Quebec; Vancouver, British Columbia; and New York, New York.

ADDITIONAL INFORMATION

Additional financial information is provided in the Trust’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed financial year.

A copy of the Trust’s Annual Review for the year ended December 31, 2007, which includes its annual financial statements and MD&A is available at www.fording.ca. The Trust will provide to any person or company, upon request to the Trust Secretary at Suite 1000, 205 9th Avenue SE, Calgary, Alberta T2G 0R3, a copy of its most recent Annual Information Form, together with a copy of any document, or any pertinent pages of any document, incorporated therein by reference. Additional disclosure relating to the Trust is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

APPENDIX “A”

CORPORATE GOVERNANCE PRACTICES — NATIONAL INSTRUMENT 58-101 —
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICE

Composition of the Trustees and Board of Directors

Number of Trustees/Directors

The Declaration of Trust requires that there be no fewer than seven (7) and no more than nine (9) Trustees. The Governance Committee of the Trustees, as part of its annual assessment of Trustee effectiveness, considers and makes a recommendation on the number of Trustees at the time it makes its recommendation of nominees for election as Trustees. The Trustees determined that there should be seven (7) Trustees.

The Memorandum and Articles of Association of Fording ULC require that there be no fewer than seven (7) and no more than nine (9) Directors. The Governance Committee of the Board of Directors, as part of its annual assessment of board effectiveness, considers and makes a recommendation on the number of Directors at the time it makes its recommendation of nominees for election as Directors. The Board of Directors determined that the Board of Directors should be comprised of eight (8) members.

In 2007, three (3) individuals who were Trustees also served as Directors: Michael A. Grandin, Richard Mahler and Michael S. Parrett. Serving in both capacities is permissible provided a majority of Directors are not also Trustees. This arrangement contributes to the efficiency of governance processes.

Separation of Chair and Chief Executive Officer Positions

The Declaration of Trust and the Memorandum and Articles of Association of Fording ULC provide for the Chair and Chief Executive Officer of each of the Trust and Fording ULC to be appointed from the Independent Trustees and the Independent Directors, respectively. As the appointment of the Chief Executive Officer results in the incumbent being an officer of the Trust and Fording ULC, the Trustee or Director appointed to the position no longer meets the technical definition of “independence” set forth in Multilateral Instrument 52-110 Audit Committees. However, the Chief Executive Officer is not an officer of Elk Valley Coal or of any of its subsidiaries and is not responsible for the day-to-day management of the affairs of the Trust or the business and affairs of Fording ULC, which responsibility rests with the President. Accordingly, it is not necessary that the position of Chair and the position of Chief Executive Officer of either the Trust or Fording ULC be held by separate individuals in order to enhance the independence of the Trustees and the Board of Directors from management of the Trust and Fording ULC and their subsidiaries. Michael A. Grandin has served as Chair and Chief Executive Officer of each of the Trust and Fording ULC since the formation of the Trust in 2003 and the incorporation of Fording ULC in 2005.

Independence

A majority of the Trustees and a majority of Directors are independent, as recommended by National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), and in compliance with applicable NYSE rules. Five (5) of the current seven (7) Trustees and five (5) of the current eight (8) Directors have been determined to be independent as follows:

Trustees		Directors
Independent	Non-Independent	Independent	Non-Independent

Michael S. Parrett Donald A. Pether Richard Mahler Peter Valentine John B. Zaozirny	Warren Seyffert Michael A. Grandin	Dawn L. Farrell Richard T. Mahler Thomas J. O’Neil Michael S. Parrett L.I. Prillaman	Michael A. Grandin Donald R. Lindsay David A. Thompson

See the NYSE checklist below for an explanation of the determination of independence that the Trustees and Board of Directors have made in respect of each Trustee and Director.

Interlocking Directorships

The table below lists the Trustees and Directors who serve together on boards of other public issuers:

Company	Trustee or Director

Teck Cominco Limited	Mr. Warren Seyffert and Mr. Donald Lindsay
Pengrowth Corporation	Mr. Michael Parrett and Mr. John Zaozirny

Meetings of Independent Trustees and Directors

The Independent Trustees and the Independent Directors hold regularly scheduled meetings at which the non-independent Trustees and Directors and management are not present. The Independent Trustees and the Independent Directors each met thirteen (13) times in 2007.

Trustees’ and Board of Directors’ Mandates

The Trustees have developed and approved a written mandate for the Trustees, which is attached as Schedule “A” to this Statement of Governance Practices, and comprehensive Corporate Governance Guidelines. The Trustees have also defined the limits of management authority by adopting General Authority Guidelines that:

(a)	delegate responsibility to the Chief Executive Officer of the Trust for the overall management of the Trust;

(b)	identify matters which require specific authorization by the Trustees or one of the Trustees’ committees; and

(c)	identify matters which will be subject to periodic review by the Trustees or one of the Trustees committees including reviewing the executive succession plans annually.

The Board of Directors have adopted the same procedures and established similar authority guidelines for the Chief Executive Officer of Fording ULC.

The Corporate Governance Guidelines and the General Authority Guidelines for both the Trust and Fording ULC can both be found on the Trust’s website at www.fording.ca.

Position Descriptions

The Trustees have developed and approved a position description for the Chair and Chief Executive Officer of the Trust, which complies with the requirements established in the mandate for the Trustees. The Governance Committee of the Trustees annually reviews the position description and conducts an annual review of the performance of the Chair and Chief Executive Officer of the Trust.

The Board of Directors has developed and approved a position description for the Chair and Chief Executive Officer of Fording ULC and has adopted similar processes to those of the Trust with respect to the mandate of the Board of Directors and position description for, and annual review of the performance of, the Chair and Chief Executive Officer of Fording ULC.

Position descriptions for the chair of each committee are included in each committee charter. In addition, the responsibilities of committee chairs are addressed in the Corporate Governance Guidelines.

Trustee and Director Orientation and Continuing Education

The Governance Committee of the Trust is responsible for the orientation and education of new Trustees and the continuing education of current Trustees. The Governance Committee of Fording ULC is responsible for the orientation and education of new Directors and the continuing education of current Directors.

New Trustees and Directors are invited to participate in orientation tours of Elk Valley Coal’s mining operations hosted by the Chief Executive Officer of Elk Valley Coal. A comprehensive review of the businesses in which the Trust has invested is conducted annually as part of the strategic planning process. Trustees and Directors have access to an online reference library which contains the Declaration of Trust, governance guidelines, committee charters, Trustee and Director policies, the Joint Code of Business Conduct, material agreements and investor and Unitholder information. Trustees and Directors are provided with memberships in the Institute of Corporate Directors or a similar organization to provide such persons with access to relevant continuing education courses and materials.

In addition, continuing education presentations are provided throughout the year in conjunction with regularly scheduled Trustees and Board of Directors meetings. In 2007, such presentations included:

•	Reclamation management, including a tour of the reclaimed sites at the Line Creek Mine (Environment, Health and Safety Committee)

•	Reclamation management, including a tour of the reclaimed sites at the Fording River Mine

•	Site safety initiatives (Environment Health & Safety Committee)

•	Coal Quality Presentation

•	Line Creek and Fording River Mine/Operations — Tour and Presentations

•	Directors and Officers Insurance Presentation

•	Hard Coking Coal Market Presentation

•	Site Controller Presentations (Audit Committee)

•	Transportation Presentation

•	Port Presentation

Code of Business Conduct and Ethics

The Trustees and the Board of Directors have adopted a Joint Code of Business Conduct for the Trustees, Directors, officers, and any employees of the Trust and its subsidiaries. The Code is reviewed annually to ensure that it meets current regulations and governance standards. The Audit Committee charter requires that each Trustee, Director and officer annually report on compliance with the Code. All other employees are required to report on compliance and reconfirm their obligations under the Code at least every three years. Compliance issues are ultimately reported to the Trustees or Board of Directors, as applicable.

In compliance with the Elk Valley Coal partnership agreement, Elk Valley Coal has adopted and implemented a code of conduct acceptable to the Independent Directors with respect to the officers and employees of Elk Valley Coal and the directors, officers and employees of Elk Valley Coal’s subsidiaries.

The Joint Code of Business Conduct is available at the Trust’s website at www.fording.ca.

Encouraging Ethical Conduct

In addition to the foregoing, the Trust has adopted a Whistleblower Policy and established a whistleblower hotline. The hotline is operated by a third party service provider to provide an anonymous way for employees and others to report unethical behaviour. The Whistleblower Policy and related information can be found on the Trust’s website at www.fording.ca.

Conflicts of Interest

The Declaration of Trust and the Memorandum and Articles of Association of Fording ULC contain procedures to be followed by Trustees, Directors and officers in cases of conflict of interest, in order to preserve the independence of the body considering transactions and agreements in respect of which a Trustee, Director or officer has a material interest. Generally, these provisions require Trustees, Directors and officers to disclose all actual or potential conflicts of interest and refrain from voting on matters in which the Trustee, Director or officer has a conflict of interest. In addition, the Trustee or Director, as applicable, is required to excuse himself or herself from any discussion or decision on any matter in which he or she is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interests.

Nomination and Compensation

Nomination Process

The Trustees have delegated to their Governance Committee the responsibility for identifying candidates to serve as Trustees and recommending qualified Trustee candidates to be nominated for election as Trustee. The Board of Directors has delegated to its Governance Committee the same responsibilities in relation to the Directors.

The Governance Committees have developed a skill set matrix for the optimal composition of both the Trustees of the Trust and the Board of Directors of Fording ULC. The matrix compares the range of skills of the current incumbents in areas such as CEO or CFO experience, financial expertise, operations and logistics management, mergers and acquisitions, and safety and human resource management, with those of an optimal board composition. The matrix is used to assist in the selection of potential candidates that will bring needed experience and expertise to the position. For example, in 2006 the Committees identified rail transportation and steel industry expertise as priorities and, with the assistance of an external search firm specializing in the recruitment of board members, recruited Messrs Pether and Prillaman.

Compensation Process

The Governance Committee of the Trustees is responsible for making recommendations as to the form and amount of compensation for Trustees. The Governance Committee of the Trustees reviews Trustee compensation annually and formulates its recommendations with the assistance of market information provided by an independent compensation consultant. In reaching its recommendation, the Governance Committee of the Trustees considers the types and amounts of compensation paid to directors and trustees in a comparator group selected by the Governance Committee with the assistance of the independent compensation consultant in light of the risks and responsibilities of being a Trustee. In 2007, the independent compensation consultant was Towers Perrin Human Resource Consultants.

The Governance Committee of the Board of Directors has the same responsibilities in relation to the Board of Directors and participates in the external review process with the Governance Committee of the Trustees.

See “Compensation of Trustees and Directors” for the form and amount of compensation paid to Trustees and Directors and the Unit ownership requirements.

The compensation of the management of Elk Valley Coal, including the executives that also serve as officers of the Trust and Fording ULC, is determined by the managing partner of Elk Valley Coal. The Governance Committee of Fording ULC reviews such determination in light of information provided by Mercer Human Resource Consulting, who is retained by the managing partner of Elk Valley Coal to provide market data.

Committee Membership

The Governance Committee of the Trustees and the Governance Committee of the Board of Directors are comprised entirely of Independent Trustees and Independent Directors, respectively.

Responsibilities and Powers

The charter of the Governance Committee of the Trustees describes the Governance Committee’s responsibilities and powers. Generally, the Governance Committee of the Trustees is responsible for:

(a)	overseeing and assessing the functioning of the Trustees and the committees of the Trustees and for making recommendations to the Trustees in respect of the development, implementation and assessment of effective corporate governance principles;

(b)	identifying candidates to serve as a Trustee and recommending to the Trustees qualified Trustee candidates for election at the next annual meeting of Unitholders;

(c)	overseeing Trustee remuneration and compensation together with oversight of the evaluation of the officers; and

(d)	reviewing and/or approving any other matter specifically delegated to the Governance Committee by the Trustees and undertaking on behalf of the Trustees such other corporate governance initiatives as may be necessary or desirable to enable the Trustees to provide effective corporate governance for the Trust and contribute to the success of the Trust and enhance Unitholder value.

The Governance Committee of the Board of Directors has the same responsibilities in relation to Directors.

The full text of the Trustees’ and the Board of Directors Governance Committee charters can be found on the Trust’s website at www.fording.ca.

Other Committees and Processes

Environment, Health, and Safety Committee

The Board of Directors has constituted an Environment, Health and Safety Committee to monitor the environmental, health and safety performance of the Trust’s subsidiaries. With respect to Elk Valley Coal and its subsidiaries, the Environment, Health and Safety Committee reviews environmental, health and safety performance from the perspective of a non-managing partner and makes recommendations to the managing partner of Elk Valley Coal. The managing partner of Elk Valley Coal retains the responsibility for all environmental, health and safety matters relating to Elk Valley Coal.

In addition, the Environment, Health and Safety Committee will review and/or approve any other matter specifically delegated to the Environment, Health and Safety Committee by the Board of Directors, undertake on behalf of the Board of Directors such other initiatives as may be necessary or desirable, and review those portions of any public disclosure documents containing significant information relating to matters within the Environment, Health and Safety Committee’s mandate.

The charter of the Environment, Health and Safety Committee describes its responsibilities and powers. The full text of the charter can be found on the Trust’s website at www.fording.ca.

Engagement of Outside Advisors

The Trustees have resolved that any Trustee who wishes to engage a non-management advisor to assist on matters involving the Trustee’s responsibilities as a Trustee at the expense of the Trust should review the request with, and obtain the authorization of, the Chair of the Trust, or in the case of a request by the Chair of the Trust, the chair of the Governance Committee of the Trustees. The procedure is set forth in the Trust’s Corporate Governance Guidelines.

The Board of Directors has adopted a similar procedure in its Corporate Governance Guidelines.

Regular Assessments

The Governance Committee of the Trustees, as required by its charter, conducts an annual assessment of the overall performance and effectiveness of the Trustees as a whole, of each committee, of the Chair, of each committee chair, and of each Trustee, and reports on such assessments to the Trustees. The objectives of the assessment are to ensure the continued effectiveness of the Trustees in the execution of their responsibilities and to foster a process of continuing improvement.

The assessment process consists of three parts: a board effectiveness survey which focuses on the processes employed by the Trustees, interviews conducted with each Trustee by the Chair and Chief Executive Officer, and interviews conducted with each Trustee by the Governance Chair in respect of the performance of the Chair and Chief Executive Officer. The Governance Committee considers the results of the questionnaire and interview process in formulating its recommendations on governance to the Trustees. One of the objectives of the Chair and Chief Executive Officer is to ensure implementation of governance recommendations approved by the Trustees.

The Governance Committee of the Board of Directors has the same responsibilities and employs similar processes in relation to assessing the performance and effectiveness of the Board of Directors, committees, individual Directors and the Chair and Chief Executive Officer.

Other Directorships

A number of Trustees and Directors are currently directors or trustees of other reporting issuers. See “Election of Trustees — Information Regarding Nominees for Election as Trustees” and “Approval of Election of Directors of Fording ULC — Information Regarding Nominees for Approval as Directors”.

GOVERNANCE PRACTICES
NYSE CORPORATE GOVERNANCE RULES

	Does the	Governance Procedures for
NYSE Corporate Governance Rules	Trust Align?	Fording Canadian Coal Trust

The Trustees and Board of Directors must affirmatively determine each Trustee’s and Director’s independence and disclose those determinations.	✓	The Trustees are responsible for determining whether a Trustee is an non-independent Trustee. The Trustees have assessed the materiality of each Trustee’s relationship with the Trust, Fording ULC and Elk Valley Coal, giving broad consideration to all relevant facts and circumstances, and have determined that the following Trustees are not independent:

• Mr. Grandin is not independent because he holds the office of Chief Executive Officer.

• Mr. Seyffert is not independent as he is a director of Teck Cominco which is the managing partner of Elk Valley Coal which is the principal investment of the Trust.

The Trustees have affirmatively determined that each of the remaining Trustees is independent.

The Board of Directors is responsible for determining whether a Director is a “non-independent” Director. The Board of Directors has assessed the materiality of each Director’s relationship with the Trust, Fording ULC and Elk Valley Coal, giving broad consideration to all relevant facts and circumstances, and has determined the following Directors are “not independent”:

• Mr. Grandin is not independent because he holds the office of Chief Executive Officer.

•     Mr. Lindsay is not independent as he is President, Chief Executive Officer and a director of Teck Cominco which is the managing partner of Elk Valley Coal, which is the principal investment of the Trust.

• Mr. Thompson is not independent because of his relationship with Teck Cominco which is the managing partner of Elk Valley Coal, which is the principal investment of the Trust.

The Board of Directors has affirmatively determined that each of the remaining Directors is independent.

A majority of the Trustees and Directors must be independent.	✓	A majority of Trustees and Directors are independent. Five (5) of the seven (7) Trustees and five (5) of eight (8) Directors are independent.

The Declaration of Trust requires that a majority of Trustees be independent. In addition, Unitholders of the Trust are entitled to approve the election of the Directors. Like the Trust, a majority of the Directors must be independent. The definition of independence set forth in the Declaration of Trust is more stringent than the definition set forth in National Instrument 58-101 — Disclosure of Corporate Governance Practices and applicable NYSE rules.

Non-management Trustees and Directors must meet at regularly scheduled executive sessions without management.	✓	During regularly scheduled meetings of the Trustees and the Board of Directors, the Independent Trustees and the Independent Directors meet without non-independent Trustees and Directors present and without management present. In addition, the Independent Trustees and Independent Directors met thirteen (13) times during 2007, including a strategy session.

The Corporate Governance Guidelines of the Trustees and the Board of Directors provide for in camera sessions without members of management present to be held in conjunction with every scheduled meeting. Matters arising from in camera sessions are communicated to management, as appropriate, by the Trustees or Directors.

There must be a nominating/corporate Governance Committee composed entirely of independent Trustees/Directors;

and

the nominating/corporate Governance Committee must have a written charter that addresses:(i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.	✓	The Trustees have established a Governance Committee comprised entirely of Independent Trustees that is responsible for identifying candidates to serve as Trustees and recommending qualified Trustee candidates to be nominated for election as Trustees.
The charter of the Governance Committee of the Trustees, which outlines the Committee’s responsibilities and powers, is available on the Trust’s website at www.fording.ca.

The charter requires that the Governance Committee of the Trustees conduct annual surveys of Trustees with respect to their views on the effectiveness of the Trustees, the Chair and Chief Executive Officer, each committee of the Trustees, and its Chair and individual Trustees, as applicable. The Governance Committee of the Trustees reviews the results of the annual surveys, attendance at Trustee and committee meetings, competencies and skills each individual is expected to bring to the Trust, and each Trustee’s overall contribution.

The charter also requires that the Governance Committee of the Trustees conduct an annual assessment of the overall performance and effectiveness of the Trustees, as a whole, each of its committees, the Chair, each committee chair and each Trustee and report on such assessments to the Trustees. The objective of the assessments is to ensure the continued effectiveness of the Trustees in the execution of their responsibilities and contribute to a process of continuing improvement. An assessment of the contributions of each Trustee is reviewed in a meeting between the Chair and each Trustee.

The Board of Directors has established a Governance Committee comprised entirely of Independent Directors that has the same responsibilities in relation to the Directors.

See “Election of Trustees — Information Regarding Nominees for Election as Trustees” and “Approval of Election of Directors of Fording ULC — Information Regarding Nominees for Approval as Directors” for a list of committee members.

There must be a compensation committee composed entirely of independent Trustees/Directors and the compensation committee must have a written charter that addresses:(i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.	✓	The Governance Committee of the Trustees acts as the compensation committee for the Trust and it is composed entirely of Independent Trustees. See the description of the Governance Committee charter above.

The Governance Committee of the Board of Directors acts as the compensation committee for Fording ULC and it is composed entirely of Independent Directors.

The Audit Committee must have a minimum of three(3) members all of whom are independent; and	✓	The Declaration of Trust and the Memorandum and Articles of Association of Fording ULC require that the Audit Committee of each of the Trust and Fording ULC be a minimum of three (3) members and be comprised entirely of Independent Trustees and Independent Directors, respectively.

The Audit Committee must have a written charter that address:(i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.	✓	Each Audit Committee is comprised of three members and has a charter which defines its roles and responsibilities. The charters are reviewed annually with the assistance of external counsel to ensure compliance with applicable Canadian and United States guidelines and rules. See “Election of Trustees — Information Regarding Nominees for Election as Trustees” and “Approval of Election of Directors of Fording ULC — Information Regarding Nominees for Approval as Directors” for a list of committee members.

All members of each Audit Committee must be “financially literate” (as that term is interpreted by the Trustees and the Board of Directors, as the case may be, in their business judgment, with reference to Multilateral Instrument 52-110 — Audit Committees and applicable NYSE rules), or must become financially literate within a reasonable period of time after appointment to the Audit Committee. At least one member of each Audit Committee must also have “accounting or related financial management expertise” as determined by the Trustees or Board of Directors, as the case may be, in their business judgment. The Governance Committees, in accordance with their charters, evaluate the performance of each of the Audit Committees, their respective Chairs, and their respective Audit Committee members annually.

The Trust must have an internal audit function.	✓	The Trustees and the Board of Directors are responsible for determining the appropriate internal audit function and processes for the Trust and Fording ULC. The Board of Directors oversees the internal audit function for Elk Valley Coal and receives and reviews internal audit reports prepared by the managing partner’s internal auditors in respect of Elk Valley Coal’s operations. The Trust’s investment in Elk Valley Coal is its only material asset and the Trust’s proportional interest in Elk Valley Coal is included in the consolidated financial statements of the Trust.

The Trust must adopt and disclose corporate governance guidelines.	✓	The Governance Committee of the Trustees is responsible for developing recommendations in respect of corporate governance guidelines in response to corporate governance issues and monitoring adherence to approved guidelines. The Governance Committee of the Trustees is also responsible for this report on Governance Practices. The Corporate Governance Guidelines are available at the Trust’s website at www.fording.ca. The Governance Committee of the Board of Directors has the same responsibilities in relation to the Board of Directors and has reviewed the contents of this report on Governance Practices.

The Trust must adopt and disclose a code of business conduct and ethics.	✓	The Trustees and Directors have adopted a Joint Code of Business Conduct for the Trust, Fording ULC, and their subsidiaries. The Joint Code of Business Conduct is available at the Trust’s website at www.fording.ca.

In compliance with the Elk Valley Coal partnership agreement, Elk Valley Coal has adopted and implemented a code of conduct acceptable to the Independent Directors with respect to officers and employees of Elk Valley Coal and the directors, officers and employees of Elk Valley Coal’s subsidiaries.

GOVERNANCE PRACTICES
SARBANES-OXLEY ACT AND RELATED U.S. REQUIREMENTS

Sarbanes-Oxley Act and	Does the	Governance Procedures for
Related U.S. Requirements	Trust Align?	Fording Canadian Coal Trust

The principal executive officer and the CFO must certify among other things, that the financial statements and other financial information contained in the Trust’s annual report filed with the United States Securities and Exchange Commission (the “SEC”) fairly present the financial condition of the Trust.	✓	The Trust prepares and files annually principal executive officer and CFO certifications certifying that the financial statements and other financial information contained in the Trust’s annual report filed with the SEC on Form 40-F fairly present the financial condition of the Trust.

The Trust has formal due diligence and control procedures designed to ensure that all material financial information is included in its financial statements and other reported financial information.

The principal executive officer and the CFO must certify, among other things, that the Trust’s annual report filed with the SEC does not contain an untrue statement of material fact or omit to state a material fact necessary to make the statements not misleading.	✓	The Trust prepares and files annually principal executive officer and CFO certifications certifying, that the Trust’s annual report filed with the SEC on Form 40-F does not contain an untrue statement of material fact or omit to state a material fact necessary to make the statements not misleading.

The Trust has formal due diligence and other procedures designed to ensure that its public disclosure is accurate and that all material financial information is included in its financial statements and other reported financial information.

The Trust must disclose the principal executive officer’s and CFO’s conclusions on the effectiveness of the Trust’s disclosure controls and procedures.	✓	As part of the certification process relating to the material that is filed with the SEC, including consolidated financial statements, the principal executive officer and the CFO certify that they are satisfied with the effectiveness of the Trust’s disclosure controls and procedures.

In 2007, the Trust’s disclosure controls were tested by an external audit firm and the results were provided to the Joint Trust and Fording ULC Disclosure Committee (“Disclosure Committee”), which is comprised of Elk Valley Coal’s senior management and the officers of the Trust. The Disclosure Committee provided its report to the principal executive officer and the CFO, as well as the Trustees and Directors, confirming that appropriate disclosure controls exist and are operating effectively.

The Trust must have disclosure controls and procedures to ensure that all material information flows to those persons responsible for the Trust’s public disclosures.	✓	The Trustees and Directors have approved a Disclosure Committee charter. That charter outlines the membership of the Disclosure Committee, which is comprised of the Trust’s officers and Elk Valley Coal’s senior management. The charter outlines the duties of the Disclosure Committee and provides that all disclosure made by the Trust to its Unitholders or to the broader investment community must be accurate and complete, fairly present in all material respects the Trust’s financial condition and its results of operation, and is made on a timely basis and in compliance with applicable laws, rules, and regulations.

The role of the Disclosure Committee, together with the Disclosure Policy of the Trust and Fording ULC that has been approved by the Trustees and Directors, is intended to foster an environment where information flows upward within the organization to the Disclosure Committee and to the principal executive officer and to the CFO.

The Trust must have internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting.	✓	The Trustees and the Board of Directors have adopted a Joint Disclosure Policy, a Disclosure Committee Charter and an Audit Committee Charter that applies to all Trustees, Directors and officers of the Trust and Fording ULC.

The Trustees and the Board of Directors of the Trust and Fording ULC have approved the Joint Disclosure Policy, Disclosure Committee Charter and the Audit Committee Charter and the Joint Disclosure Policy applies to all employees of Elk Valley Coal.

The Trust must have a written code of ethics and conduct applicable to the principal executive officer, the principal financial officer, the principal accounting officer or persons performing similar functions must disclose any waivers of the code.	✓
The Trustees and the Board of Directors have adopted a Joint Code of Business Conduct that applies to all Trustees, Directors and officers of the Trust and Fording ULC.

The Independent Directors have also approved Elk Valley Coal’s Code of Business Conduct that applies to the employees of Elk Valley Coal. There have been no waivers of either Code.

The Trust must disclose the identity of the financial expert on the Audit Committee.	✓	All members of the Audit Committee of the Trustees and the Audit Committee of the Board of Directors are “financially literate” as that term is interpreted by the Trustees and the Board of Directors, as the case may be, in their business judgment, with reference to Multilateral Instrument 52-110 — Audit Committees and applicable NYSE rules. At least one member of the Trustees’ Audit Committee must also have “accounting or related financial management expertise” as determined by the Trustees or Board of Directors, as the case may be, in their business judgment.

The Trustees and Directors have determined that Mr. Michael Parrett, Chair of the Audit Committees of the Trustees and the Board of Directors, is an Audit Committee financial expert.

The Audit Committee must establish policies and procedures for pre- approval of audit and permitted non- audit services.	✓	The Audit Committee of the Trustees and the Audit Committee of the Board of Directors have established policies and procedures for pre-approval of audit and permitted non-audit services.

The Trust must have in place procedures for the treatment of complaints regarding, and for the submission by employees of complaints relating to, accounting and auditing matters.	✓	The Trust has adopted a whistleblower policy. This policy contains procedures for the receipt and treatment of complaints regarding accounting, internal accounting controls and auditing matters, as well as environmental, health, and safety concerns.

The Trust also has a whistleblower hotline that allows for the confidential submission by employees, Unitholders, and other third parties of concerns relating to such matters.

The whistleblower policy and details regarding the whistleblower hotline can be found at the Trust’s website at www.fording.ca.

The Trust must have a process in place to protect employees who have provided information or assisted in an investigation of securities fraud or related crimes.	✓	The Trust’s whistleblower policy provides for the protection of employees who raise such issues or assist in their investigation.

TRUSTEE/DIRECTOR INDEPENDENCE STANDARDS

A majority of the Trustees and Directors are independent, as required by the CSA’s National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) and applicable NYSE listed company corporate governance rules. To be considered to be independent under these rules, the Trustees and the Directors must determine that a Trustee or Director has no direct or indirect material relationship with the Trust, Fording ULC or Elk Valley Coal. A material relationship is a relationship that could, in the view of the Trustees and Directors, be reasonably expected to interfere with the exercise of a Trustee’s or Director’s judgment independent of management. In certain circumstances, a Trustee or Director will be deemed to be not independent.

In order to determine if a Trustee or Director is independent, the Trustees and Directors complete a relatedness survey that is based on NP 58-201 and applicable NYSE rules. Based on the responses that are received, a determination is made with the assistance of management and external counsel.

The survey tests independence by asking the Trustees and Directors if any of the following apply to them:

With respect to NP 58-201:

1.	A director is independent if the member has no direct or indirect material relationship with the issuer.

2.	A material relationship is a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.

3.	Despite subsection two (2), the following individuals are considered to have a material relationship with an issuer if:

(a)	an individual who is, or has been, an employee or executive officer of the issuer within the last three (3) years;

(b)	an individual whose immediate family member(1) is, or has been, an executive officer of the issuer within the last three (3) years;

(c)	an individual who (i) is, a partner of, a firm that is the issuer’s internal or external auditor, (ii) is an employee of that firm, or (iii) was within the last three (3) years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual: (i) is a partner of a firm that is the issuer’s internal or external auditor, (ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or (iii) was within the last three (3) years a partner or employee of that firm and personally worked on the audit at that time;

(e)	an individual who, or whose immediate family member(1) is or has been within the last three (3) years, an executive officer of any entity if any of the issuer’s current executive officers serve on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member(2) who is employed as an executive officer of the issuer received, more than seventy five thousand dollars ($75,000) in direct compensation from the issuer during any twelve (12) month period within the last three (3) years, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee.

(1)	“Immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of the individual or immediate family member) who shares the individual’s home.

For Audit Committee Members, the following additional independence requirements apply:

(a)	An individual who: (i) accepts, directly or in directly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice chair of the board or any board committee, or (ii) is an affiliated entity of the issuer or any subsidiary entities.

Applicable NYSE rules:

1.	A director who is an employee, or whose immediate family member(1) is an executive officer, of the issuer is not independent until three years after the end of such employment relationship. However, employment as an interim Chairman or CEO does not disqualify a director from being considered independent following that employment.

2.	A director who receives, or whose immediate family member(1) receives, more than one hundred thousand dollars ($100,000) per year in direct compensation from the issuer, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than one hundred thousand dollars ($100,000) per year in such compensation(2).

3.	A director is not independent if during the previous three (3) years:

(a)	the director was affiliated with or employed by, or a member of the director’s immediate family(1) was affiliated with or employed in a professional capacity by, the issuer’s present or former internal or external auditor;

(b)	the director was employed, or a member of the director’s immediate family(1) was employed, as an executive officer of another entity where any of the issuer’s present executives serve on the first mentioned entity’s compensation committee;

(c)	the director was an executive officer or an employee, or a member of the director’s immediate family(1) was an executive officer, of an entity that made payments to, or received payments from, the issuer for property or services in an amount which, in any single fiscal year, exceeded the greater of one million dollars ($1,000,000), or two percent (2%) of such other entity’s consolidated gross revenues.

(1)	“Immediate family member” includes your spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters, brothers and sisters-in-law, and anyone (other than employees) who shares your home.

(2)	Does not include compensation received by a director for former services as an interim CEO or compensation received by an immediate family member(1) for service as a non-executive employee of the issuer.

APPENDIX “B”

FORDING CANADIAN COAL TRUST MANDATE FOR THE BOARD OF TRUSTEES

The term “Trust” herein shall refer to Fording Canadian Coal Trust and the term “Board” shall refer to the board of trustees of the Trust.

The Board is elected by the Unitholders and is responsible for the stewardship of the affairs of the Trust. The Board seeks to discharge such responsibility by reviewing and discussing the Trust’s investments, and in monitoring the stewardship of Fording (GP) ULC by Fording (GP) ULC’s board of directors, including the discharge of Fording (GP) ULC’s responsibilities as manager of the Trust’s subsidiaries (other than Fording (GP) ULC and its subsidiaries) (collectively, the “Trust Subsidiaries”).

The Board is responsible for establishing and maintaining a culture of integrity in the conduct of the affairs of the Trust. The Board seeks to discharge this responsibility by satisfying itself as to the integrity of the Chair and Chief Executive Officer and other senior management and by overseeing and monitoring management to ensure a culture of integrity is maintained.

Although trustees may be elected by the Unitholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Trust must be paramount at all times.

Duties of Trustees

The Board discharges its responsibilities directly and through its committees, the Audit Committee, and the Governance Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board’s primary roles of overseeing the affairs of the Trust, principal duties include, but are not limited to the following categories:

Oversight of Trust Officers

1.	The Board has the responsibility for approving the appointment of the Chief Executive Officer and any other officers of the Trust (collectively, the “Trust Officers”), and must satisfy itself as to the integrity of the Officers and that the Officers create a culture of integrity throughout the organization.

2.	The Board has the responsibility of approving the compensation of the Chief Executive Officer and any Trust officers, following a review of the recommendations of the Governance Committee.

3.	The Board has delegated authority to the Chief Executive Officer for the overall management of the Trust, including strategy and operations to ensure the long term success of the Trust and to maximize Unitholder value. This delegation is subject to General Authority Guidelines in Schedule “A” that require either prior authorization by the Board or periodic review by the Board in respect of specified matters.

4.	The Board may from time to time delegate authority to the Trust Officers, subject to specified limits. Matters which are outside the scope of the authority delegated to the Trust Officers and material transactions are reviewed by and subject to the prior approval of the Board.

Board Organization

5.	The Board will respond to recommendations received from the Governance Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and trustee compensation.

6.	The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the approval of interim financial results, the conduct of performance evaluations and oversight of internal controls systems and disclosure controls and procedures, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

7.	The Board has delegated to the Governance Committee responsibility for developing the Trust’s approach to corporate governance, including the development of the Corporate Governance Guidelines.

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Monitoring of Financial Performance and Other Financial Reporting Matters

8.	As an investor, the Board will review and may question the strategies and plans of Fording (GP) ULC, including Fording (GP) ULC’s strategies and plans for,

(a)	Elk Valley Coal Partnership in Fording (GP) ULC’s capacity as general partner of Fording Limited Partnership; and

(b)	The Trust Subsidiaries, in Fording (GP) ULC’s capacity as manager of the Trust Subsidiaries.

9.	The Board is responsible for considering appropriate measures it may take as an investor in entities in which it has an interest if the performance of any such entity falls short of its goals or other special circumstances warrant.

10.	The Board shall be responsible for approving the audited financial statements of the Trust and the notes and Management’s Discussion and Analysis accompanying such financial statements.

11.	The Board is responsible for reviewing and approving material transactions involving the Trust and those matters which the Board is required to approve under the Declaration of Trust including the payment of distributions, the purchase and issuance of units, acquisitions and dispositions of material assets by the Trust and material expenditures by the Trust.

Policies and Procedures

12.	The Board is responsible for:

(a)	approving and monitoring compliance with all significant policies and procedures by which the Trust is operated;

(b)	approving policies and procedures designed to ensure that the Trust operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

(c)	enforcing obligations of the trustees respecting confidential treatment of the Trust’s proprietary information and Board deliberations.

13.	The Board has approved a Joint Disclosure Policy respecting communications to the public.

Communications and Reporting

14.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Trust to Unitholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	overseeing the integrity of the internal control and management information systems of the Trust;

(d)	overseeing the evaluation of the disclosure controls and procedures of the Trust;

(e)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Trust;

(f)	reporting annually to Unitholders on its stewardship for the preceding year;

(g)	overseeing the investor relations and communications strategy of the Trust; and

(h)	receiving and responding to feedback from Unitholders of the Trust through:

(i)	the Whistleblower Hotline, which provides for an anonymous method of delivering complaints with respect to accounting, auditing, environmental, and health and safety matters, which are ultimately reported to the Board;

(ii)	correspondence specifically addressed to the Board which is received by the investor relations department via mail, email, and phone; and

(iii)	communications received through the Corporate Secretary’s office.

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Fording

CANADIAN COAL TRUST

Suite 1000, 205 Ninth Avenue SE
Calgary, Alberta, Canada
T2G 0R3

T: (403) 264.1063
F: (403) 264.7339
E: investors@fording.ca

www.fording.ca
www.elkvalleycoal.ca

896640
897044